Form 10-K405, Exhibit 13
period 1998-12-31
NIAGARA BANCORP INC
filed 1999-04-01
CIK 1051741

                     N I A G A R A   B A N C O R P,   I N C .



                                     [LOGO]

                             NIAGARA BANCORP, INC.





                    N I A G A R A   B A N C O R P,  I N C .

                                 ANNUAL REPORT
                                      1998

[LOGO]
NIAGARA BANCORP, INC.


Table of Contents
Our Vision .....................................1

Our Mission.....................................1

A Message from the
Chairman & President..........................2-7

Selected Financial Data.......................8-9

Management's Discussion
and Analysis................................10-28

Independent Auditors' Report...................29

Consolidated Statements
of Condition...................................30

Consolidated Statements
of Income......................................31

Consolidated Statements
of Comprehensive Income........................32

Consolidated Statements
of Stockholders' Equity........................32

Consolidated Statements
of Cash Flows..................................33

Notes to Consolidated
Financial Statements........................34-45

Directors & Officers........................46-47

Our Values ....................................48

N I A G A R A  B A N C O R P,   I N C .    [LOGO]



                                  Our Mission



To excel as an independent, profitable and growing
Western New York community bank, committed to increasing long-term shareholder value.

   To exceed the expectations of our customers by building loyal relationships through products and service of high quality and value.

    To attract,develop and retain employees
    who demonstrate a genuine commitment
        to our core values and success.

       To enhance the quality of life in the communities we serve.


                                   Our Vision

To be the best community bamk.

[LOGO]
          A     M  E  S  S  A  G  E     F  R  O  M     T  H  E

Niagara Bancorp, Inc. is a stock
holding company whose only
subsidiary is Lockport Savings Bank.

[PHOTO]
William E. Swan, Predident & CEO and David Heinrich, Chairman of the Board.

  Founded in 1870, Lockport Savings Bank offers a full range of personal/business checking, savings, loan and mortgage products, investment alternatives and a full range of commercial and consumer insurances. In 1998, the Bank operated 18 branches and 24 ATM locations in the Western New York counties of Erie, Niagara, Orleans and Genesee.


[MAP]



              Oh, what a year! It is remarkable how our dedicated and talented employees, guided by a solid strategic plan which emphasizes our unique brand of service, all came together for a historic and successful 1998. Our accomplishments have been many and include a year's worth of strong financial performance with marked increases in all business lines, growth and expansion into new market areas and an enhanced dedication to the communities in which we live and work.


A Year of Growth & Expansion

              We began the year with regulatory approval to proceed with our stock offering in connection with our reorganization from a mutual savings bank to a mutual holding company. Niagara Bancorp, Inc. (the "Company"), the holding company of Lockport Savings Bank (the "Bank"), offered shares of its common stock on a priority basis in a subscription offering. Our enthusiastic customers responded so positively that there was a flurry of activity in the branches until the offering closed on March 24, 1998. The reorganization was completed on April 17 and stock began trading on the NASDAQ National Market System on April 20.

              While our reorganization was forging full steam ahead, other major initiatives were also moving forward including the strategic expansion of our branch network and delivery system. We were warmly welcomed in three new market areas within Erie County:
              Grand Island, Orchard Park and Williamsville, bringing our number of branch locations to 18. Moreover, we enhanced accessibility to the Bank through the addition of10 ATMs, increasing our total number of ATM sites to 24. We also expanded the capabilities of our very successful Telephone Customer Service Center so that busy customers can conveniently open passbook, statement or certificate of deposit accounts as well as apply for a home equity line of credit over the telephone. Reflecting a trend that has already successfully begun in other parts of the country, the Company announced in September that it had reached an

                     C H A I R M A N   &   P R E S I D E N T     [LOGO]

agreement to acquire Warren-Hoffman & Associates Inc., one of Western New York's largest full service insurance agencies. The Company's first acquisition since our stock conversion and a first for the Western New York area, this purchase marked our entrance into the insurance market. With a premium volume of more than $72 million and 175 employees, Warren-Hoffman and its affiliate companies operate as three wholly-owned subsidiaries of the Bank: Warren-Hoffman & Associates Inc., Foote-Mandaville Agency, Inc. and NOVA Healthcare Administrators, Inc. The combination of banking and insurance expertise, delivered through the Company's distribution system, will further meet the financial needs of Western New Yorkers by offering the convenience of a one-stop financial center. The acquisition will also provide a stable source of noninterest income, increase long-term returns to our shareholders and will offer new strategies for growth.

[PHOTO OF WOMAN AT TERMINAL]

We aggressively expanded our mortgage capabilities by doubling the size of our loan origination sales force in November. Even more extraordinary is that we were able to do so with an entire team of seasoned mortgage professionals with a proven track record as residential mortgage originators for the Buffalo division of Bank of America. This move will increase our residential mortgage market share by an estimated $60 million per year in new originations. This increase is projected to place the Bank's level of originations among the top four mortgage originators in Western New York.

The solid and purposeful growth we have experienced through these initiatives better positions us for a stronger future. The new capital has allowed us to grow and the expansion of our delivery system has allowed us to tap into new market areas. Teaming up with Warren-Hoffman enhances our opportunities to create new relationships and expanding our residential mortgage capabilities will allow us to increase our residential mortgage market share. As one analyst described it, we are "well positioned to capture business as the dominant local community bank."

              EXCEEDING CUSTOMER EXPECTATIONS

              More than 300 people had crowded into the room on March 18, 1998, to learn more about our stock offering. It was our second community meeting and more were in attendance than we had expected. The room was filled with energy and contained some of our most loyal customers and friends who had supported Lockport Savings Bank's solid and steady growth over the years and had faith in our decision to become a public company. We were honored to have them as our guests.

During the question and answer session one gentleman stood up. "I have been a customer of Lockport Savings Bank for a number of years," he said. "And I just wanted to tell you that I love this bank!" He remained standing and started to applaud.

The entire audience rose to their feet and joined him.

I will never forget it.

I think people love Lockport Savings Bank for a number of reasons but, most importantly, is the fact that we have been loyal to our mission that, in part, mandates that we exceed the expectations of our customers.

 - William E. Swan
President & CEO

      [LOGO]


BUILDING RELATIONSHIPS
THROUGH PRODUCTS &
SERVICE OF QUALITY & VALUE
  When newlyweds Tracey & Eric Blogett were looking to finance their first home, it did not take them long to discover that Lockport Savings Bank had the lowest mortgage rates in the area. Now, after four years as satisfied customers, and two children later, the Blogett's are very pleased with their decision to become customers of Lockport Savings Bank. In addition to their mortgage, they have since opened a checking account, a Money Market Deposit Account, a line of credit and a Youth Savings Account for their two-yearold, Brooke (pictured below with five-week-old brother, Zachary, and Mom and Dad).

  "The customer service we receive is incredible. The people know me by name and they know my children," said Tracey. "My daughter loves to come to the bank. She always gets a lollipop and a sticker that says `I love my bank!' It is this type of personal attention that keeps us coming back."

  The Blogett family admits that they continually shop around for the best deals. But after weeks of research, it was Lockport Savings Bank that offered them the highest return on their MMDA and they were able to open their daughter's Youth Savings Account with just 25 cents! What's more, they recently refinanced their mortgage and took advantage of the Bank's bi-weekly mortgage product, which will save them thousands of dollars, and help them pay off their loan sooner.

  "We want to provide our children with a comfortable lifestyle and Lockport Savings Bank helps by offering products that fit our budget and allow us to reach our financial goals," said Eric.

A     M  E  S  S  A  G  E     F  R  O  M     T  H  E



Strong Financial Performance

We are very pleased to report a significant increase in net income for the year. It totaled $14,366,000 (exclusive of a one-time charitable contribution to establish the Lockport Savings Bank Foundation), an increase of 28% from $11,251,000 in 1997. Net interest income increased 18% to $44,136,000 from $37,385,000, primarily due to increased loan demand, the investment of proceeds from our stock offering and funds obtained through long-term borrowings. Similarly, we are pleased to report the ongoing growth in several critical components of the Company's balance sheet. On an overall basis, total assets increased 28% for the year from $1,179,026,000 in 1997 to $1,508,734,000 in
1998. Loans and deposits, the core of our business, both experienced solid increases during the course of 1998 as compared to the previous year, an encouraging trend that will again be diligently pursued in 1999. Deposits rose 7% from $995,621,000 in 1997 to $1,060,897,000 in 1998. Loans increased 17% to
$748,233,000 from $639,051,000, mainly due to growth in the residential mortgage and commercial real estate portfolios of 16% and 18%, respectively. These increases are a result of the Company's continued efforts to grow market share and the refinancing activity that resulted from the declining interest rate environment. Consumer loans also increased 22% during 1998 as the Company increased its activity in the indirect auto and recreational vehicle lending markets. Finally, the Company's capital ratios continue at levels well in excess of federal regulatory criteria for well-capitalized institutions.

                                   [GRAPH]
                            96                  97                 98
Total Assets            $1,093,358          1,179,026          1,508,734

C H A I R M A N   &   P R E S I D E N T
[LOGO]


THE COMMUNITY BANK OF CHOICE

[PHOTO OF A MARKETPLACE BANK]

The local marketplace continued to work in our favor as the on-going volatility and the repricing activity of our larger competitors led consumers towards our locally based company. Our hometown appeal combined with our pricing structure and unique brand of service provides an attractive alternative for Western New Yorkers and has resulted in growth in all of our business units in 1998. In retail, the total number of accounts increased with checking, savings and certificate of deposit account balances surpassing the one billion dollar mark for the first time in the Company's history. In addition, our supermarket branches in Niagara Falls and West Amherst ranked second and fourth in total deposits in the country according to International Banking Technology, the largest third-party supermarket branch servicer in the United States. Our Williamsville branch, opened in August of 1998, has already grown to $9 million in deposits and our Tonawanda branch, now two years old, has grown swiftly to $39 million in deposits and still enjoys the honor of being one of the Company's most successful branches. Product enhancements proved to be fruitful as we expanded our product line to include relationship checking. Within the first three months, 900 relationship accounts were opened. Customers also benefited from the convenience of combined statements and merchant processing in 1998, both of which have resulted in rave reviews.

[PHOTO OF A BANK REPRESENTATIVE AND A CUSTOMER]

                      N I A G A R A   B A N C O R P,   I N C .


[LOGO]

ENHANCING THE
QUALITY OF LIFE IN THE
COMMUNITIES WE SERVE

              For more than 80 years, the YWCA of Niagara, Inc., has focused its resources on serving the needs of women and children and the elimination of racism in communities in Niagara County. One way it strives to create opportunities for women's growth, leadership and power is through an initiative called "Our Friend's Closet." The closet was initially established because women who had worked hard to earn their General Equivalency Diplomas were hitting the same stumbling block: a lack of professional attire was hindering them from getting jobs.

              Lockport Savings Bank employees heard the call to action and were one of the first groups to deliver high quality and gently used professional clothing, shoes and accessories to "Our Friend's Closet." Employees checked their closets at home and went through the clothing that the Bank keeps on hand for its Professional Apparel Program. This resulted in a significant donation enabling the closet to get off to a swift start.

              "Without the Bank's support, we could not have filled our closet with clothing of such high caliber," said YWCA Executive Director Kathleen Granchelli. "Recently, an entire class of General Equivalency Diploma graduates received 100% placement in positions above minimum wage. We believe that the clothing gave them the confidence they needed to do well."

COMMUNITY COMMITMENT

[PHOTO OF FEMALE CONSTRUCTION WORKER]

Enhancing the quality of life in the communities we serve has always been a priority for the Company and is included as part of our mission statement. This year, we were able to take that commitment to a new level. As part of our conversion to a public company, we seized the opportunity to contribute to the communities who have supported us faithfully over the years and created the Lockport Savings Bank Foundation. Funded with $4.1 million of NiagaraBancorp, Inc. common stock (405,046 shares) and $2.7 million in cash from the Bank, the foundation supports charitable causes and community development activities that are dedicated to community reinvestment, education, arts and culture, and health and human services. To date, 19 grants totaling nearly $400,000 were awarded to very worthy organizations including Mercy Flight, Inc., Junior Achievement of Western New York, Inc., Habitat for Humanity Lockport, Inc., Shea's Performing Arts Center and others.

[PHOTO OF WOMAN IN CLOTHING STORE]

However, our commitment to the community did not stop there. We also mobilized our employees in 1998 to form the Employee Volunteer Corps. This group is responsible for managing the hundreds of requests we get from local organizations seeking human resources. They fulfill requests for volunteers, organize fundraising activities and encourage employee participation in community-minded events. Last year alone, Company employees were responsible for contributing more than 17,000 hours to over 270 charitable organizations.

The Lockport Savings Bank Foundation and the Employee Volunteer Corps are new initiatives that have allowed us to continue to give back to the very same people whose support has been so critical to our success.

                      N I A G A R A   B A N C O R P,   I N C .

[LOGO]

THE YEAR AHEAD

[PHOTO OF VOLUNTEERS]

As a new public company, we realize that our new constituency, our shareholders, seek long-term value and enhanced financial performance for our Company. In 1999, we will search for profitable growth opportunities to further deploy the capital we raised in our initial public offering.

In addition, we will focus our resources strategically on maximizing the potential of our existing markets through enhanced relationship efforts. We will continue to examine new and innovative ways to capitalize on our alliance with Warren- Hoffman & Associates Inc., Foote-Mandaville Agency, Inc. and NOVA Healthcare Administrators, Inc. Our business units will initiate new products and service improvements to help us remain competitive and customer-focused. We will also perform a comprehensive analysis on the Company's mainframe environment to be sure we are prepared to move forward with the rapid changes in technology. Meanwhile, Year 2000 computer issues have been effectively identified and internal testing is nearing completion to ensure that our transition into the new millennium is a smooth one. We will explore new methods in which customers can access and manage their funds and examine ways the Company can deliver products and process information more efficiently. Also on the horizon is the continued expansion of our delivery system which will include the introduction of business and personal on-line banking and the addition of several new, conveniently located ATMs.

Our historic and impressive accomplishments in 1998 would not have been possible without the support of our strong management team, active Board of Directors, skillful employees, our customers, investors and friends. Without all of you, we would not be the growing, profitable and well-capitalized institution we are today. Thank you for your dedication, support and loyalty!





/s/ David W. Heinrich                       /s/ William E. Swan
---------------------                       -------------------
David W. Heinrich                           William E. Swan
Chairman of the Board                       President & Chief Executive Officer

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
S E L E C T E D   F I N A N C I A L   D A T A

                                                                      At December 31
-------------------------------------------------------------------------------------------------------------------------
                                            1998             1997            1996               1995          1994
-------------------------------------------------------------------------------------------------------------------------
                                                                        (In thousands)
Selected Financial Condition Data:
  Total assets                            $ 1,508,734      $ 1,179,026       $ 1,093,358       $ 994,291     $ 916,185
  Loans, net                                  744,739          635,396           598,486         535,971       474,191
  Securities available for sale:
    Mortgage related securities               392,975          272,955           284,860         261,543       273,280
    Other securities                          187,776          176,326           124,875          79,941        65,733
  Securities held to maturity                      --           17,000            38,000          46,700        43,838
  Deposits                                  1,060,897          995,621           928,845         871,254       829,290
  Borrowed funds                              142,597           33,717            32,008              --            --
  Stockholders' equity (1)                    263,825          130,471           115,664         107,653        81,322

                                                                    Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------
                                             1998             1997             1996               1995          1994
-------------------------------------------------------------------------------------------------------------------------
                                                                         (In thousands)
Selected Operations Data:
  Interest income                         $    92,102      $    82,363       $    75,062       $  69,856     $  63,144
  Interest expense                             47,966           44,978            40,655          39,034(2)     31,754
-------------------------------------------------------------------------------------------------------------------------
    Net interest income                        44,136           37,385            34,407          30,822        31,390
  Provision for credit losses                   2,084            1,493             2,187           1,016           948
-------------------------------------------------------------------------------------------------------------------------
  Net interest income after provision
    for credit losses                          42,052           35,892            32,220          29,806        30,442
-------------------------------------------------------------------------------------------------------------------------
  Fees and service charges                      5,527            4,232             3,495           2,692         2,283
  Net gain (loss) on sale of securities
    available for sale                            138              910               576           1,477          (849)
  Other noninterest income                      3,517            1,654             1,681           1,237           952
-------------------------------------------------------------------------------------------------------------------------
    Total noninterest income                    9,182            6,796             5,752           5,406         2,386
-------------------------------------------------------------------------------------------------------------------------
  Noninterest expenses                         35,946(3)        25,178            20,926          20,143        18,399
-------------------------------------------------------------------------------------------------------------------------
  Income before income taxes and cumulative
    effect of change in accounting principle   15,288           17,510            17,046          15,069        14,429
  Income taxes                                  4,906            6,259             6,278           5,144         4,704
  Cumulative effect of change in
    accounting principle                           --               --                --              --          (924)(4)
-------------------------------------------------------------------------------------------------------------------------
Net income                                $    10,382(3)   $    11,251       $    10,768       $   9,925     $   8,801
=========================================================================================================================

(1) Amounts prior to 1998 represent retained earnings and unrealized gains (losses) on securities available for sale only.
(2) Includes $1.25 million paid as a special interest payment in 1995, which was paid on a prorata basis on all interest-bearing savings, NOW, money market and certificate of deposit accounts in recognition of the Bank's 125th anniversary.
(3) Noninterest expenses include $6.75 million for the one-time contribution of cash and common stock to fund the Lockport Savings Bank Foundation. Net income has been reduced for the tax effected impact of $3.98 million for this contribution.
(4) Cumulative effect of change in accounting for postretirement health care and life insurance benefits.

Niagara Bancorp, Inc. and Subsidiaries
S E L E C T E D   F I N A N C I A L   D A T A
[LOGO]

                                                               At or For the Year Ended December 31
                                       -------------------------------------------------------------------------------------------
                                                  1998          1997           1996           1995          1994
----------------------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios and Other Data (1):

Performance Ratios:
  Return on assets (ratio of net income
    to average total assets)                        0.77%        0.98%            1.03%           1.04%       0.95%
  Return on assets (2)                              1.07         0.98             1.03            1.04        0.95
  Return on equity (ratio of net income
    to average equity)                              4.65         9.16             9.84           10.25       10.41
  Return on equity (2)                              6.43         9.16             9.84           10.25       10.41
  Interest rate spread information:
    Average during period                           2.75         2.86             2.87            2.88        3.07
    End of period                                   2.74         2.87             3.03            2.83        3.18
  Net interest margin (3)                           3.48         3.39             3.41            3.44        3.50
  Noninterest income to average total assets (4)    0.68         0.51             0.50            0.41        0.35
  Noninterest expenses to average total assets      2.68         2.20             2.01            2.10        1.99
  Noninterest expenses to average total assets (2)  2.18         2.20             2.01            2.10        1.99
  Average interest-earning assets to average
    interest-bearing liabilities                  119.38       113.12           113.30          113.92      112.30
----------------------------------------------------------------------------------------------------------------------------------
Asset Quality Ratios:
  Non-performing loans to total loans               0.43%        0.47%            0.78%           0.74%       0.89%
  Non-performing assets to total assets             0.26         0.28             0.48            0.97        0.56
  Allowance for credit losses to
    non-performing loans                          243.01       227.14           138.60          119.01       99.29
  Allowance for credit losses to total loans        1.06         1.08             1.09            0.88        0.88
  Net charge-offs during the period to average
    loans outstanding during the year               0.15         0.18             0.06            0.10        0.17
----------------------------------------------------------------------------------------------------------------------------------
Capital Ratios:
  Equity to total assets                           17.49%       11.07%           10.58%          10.92%       8.88%
  Average equity to average assets                 16.66        10.75            10.55           10.11        9.17
----------------------------------------------------------------------------------------------------------------------------------
Other Data:
  Number of full-service offices                      18           15               13              11          10
  Loans serviced for others (in millions)         $170.1       $152.5           $129.0          $110.4       $85.1
  Residential loan originations (in millions)     $191.6       $108.2           $110.9          $107.6       $84.1
  Full time equivalent employees                   401.5        356.5            325.0           276.5       243.5
----------------------------------------------------------------------------------------------------------------------------------

(1)           Averages presented are daily averages.
(2) Excludes the one-time contribution of cash and common stock to the Lockport Savings Bank Foundation.
(3)           Net interest income divided by average interest earning assets.
(4) Noninterest income excludes net gain (loss) on sale of securities available for sale.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS     [LOGO]


Niagara Bancorp, Inc. (the "Company") is a bank holding company, with Lockport Savings Bank (the "Bank") being its sole subsidiary. The financial condition and operating results of the Company are largely dependent on the Bank, its primary investment.

Overview
Net income in 1998 was $10.4 million, or 8%, less than the $11.3 million in 1997. This decrease was significantly effected by the $6.8 million one-time contribution to fund the Lockport Savings Bank Foundation, which consisted of $4.1 million of the Company's common stock and $2.7 million of cash. This contribution resulted in a $4.0 million charge to earnings on an after tax basis. Excluding the effect of this contribution, the 1998 net income was $14.4 million, or 28% higher than 1997 net income. In 1996, net income was $10.8 million. The Company's stock offering was completed on April 17, 1998, therefore a full year of earnings per share is not applicable. Earnings per share for the year ended December 31, 1998, on a proforma basis, was $.50 per share, excluding the Foundation contribution.

                                     [GRAPH]

                                  (In Thousands)
                      1996             1997             1998

Net Income          $ 10,768         $ 11,251         $ 14,366*

* Excludes the contribution to the Lockport Savings Bank Foundation

Net income represented a return on average assets in 1998 of 0.77%, or 1.07% excluding the one-time contribution, compared to 0.98% in 1997 and 1.03% in 1996. The return on average equity in 1998 was 4.65%, or 6.43% excluding the one-time contribution, compared to 9.16% in 1997 and 9.84% in 1996. The conversion and stock offering, which raised over $132 million in additional capital, was the primary reason for the decrease in the return on average equity in 1998.

                                    [GRAPH]

                                  (In Thousands)
                         1996            1997             1998
Return On Assets        1.03%            0.98%           1.07%*

* Excludes the contribution to the Lockport Savings Bank Foundation

Net interest income increased 18% in 1998 to $44.1 million from $37.4 million in 1997. This increase is primarily attributable to an increase of 11% in average loans to $681.2 million in 1998 from $614.6 million in 1997 and an increase in average federal funds sold and securities purchased under resale agreements to $59.6 million in 1998 from $19.1 million in 1997. Similarly, average interest-earning assets increased 15%, to $1.27 billion in 1998 from $1.10 billion in 1997. A 9% increase in average interest-earning assets, primarily loans, in 1997 was the primary factor for the rise in that year's net interest income from $34.4 million in 1996. Average loans and average interest-earning assets in 1996 were $558.6 million and $1.01 billion, respectively. The improvements in the 1998 net interest income resulted from the asset growth and was funded by the stock offering and other borrowings which assisted in increasing the net interest margin expressed as a percentage of average assets. The net interest margin in 1998 was 3.48%, compared to 3.39% in 1997 and 3.41% in 1996.

Net income in 1998 as compared to 1997 also reflected an increase in noninterest income related to fees which was partially offset by increases in the provision for credit losses and non-interest expenses, and a decrease in gains on the sale of available for sale securities. Net income in 1997 as compared to 1996 benefited from an increase in other noninterest income related to fees and service charges on transaction accounts, increased gains on the sale of securities available for sale, and lower provisions for credit losses. The increases were partially offset by an increase in noninterest expenses reflecting the expansion of the Bank's branch network.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

ANALYSIS OF FINANCIAL CONDITION
[LOGO]

Average Balance Sheet. The following table sets forth certain information relating to the Company's consolidated statements of financial condition and reflects the average yields earned on interest-earning assets, as well as the average rates paid on interest-bearing liabilities for the years indicated. Such yields and rates were derived by dividing interest income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the years shown. No tax equivalent adjustments were made. All average balances are average daily balances. Nonaccruing loans have been excluded from the yield calculations in this table.

                                                                    Year Ended December 31
                                            ---------------------------------------------------------------------

                                                     1998                              1997
                                            --------------------------------       ------------------------------
                                             Average      Interest                Average       Interest
                                           Outstanding     Earned/    Yield/     Outstanding     Earned/   Yield/
                                             Balance        Paid      Rate         Balance        Paid      Rate
                                                                    (Dollars in thousands)
Interest-earning assets:
  Federal funds sold and securities
   purchased under resale agreements        $   59,646     $ 3,344     5.61%       $ 19,123     $ 1,079     5.64%
  Investment securities (1)                    196,571      11,586     5.89         179,379      10,295     5.74
  Mortgage related securities (1)              319,143      21,107     6.61         283,142      18,972     6.70
  Loans (2)                                    681,164      55,326     8.12         614,596      51,569     8.39
  Other interest-earning assets (3)             12,760         739     5.79           6,690         448     6.70
-----------------------------------------------------------------------------------------------------------------
    Total interest-earning assets            1,269,284      92,102      7.2       1,102,930      82,363     7.47
-----------------------------------------------------------------------------------------------------------------
Allowance for credit losses                     (7,444)                              (6,529)
Other noninterest-earning assets(4) (5)         78,713                               47,293
-----------------------------------------------------------------------------------------------------------------
    Total assets                            $1,340,553                           $1,143,694
=================================================================================================================
Interest-bearing liabilities:
  Savings accounts                             302,313     $ 9,575     3.17%       $302,235     $10,124     3.35%
  Interest-bearing checking                    205,326       6,847     3.33         127,876       3,681     2.88
  Certificates of deposit                      476,641      27,447     5.76         507,692      29,426     5.80
  Mortgagors' payments held in escrow            9,483         165     1.74           9,450         154     1.63
  Borrowed funds                                69,485       3,932     5.66          27,766       1,593     5.74
-----------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities       1,063,248      47,966     4.51         975,019      44,978     4.61
=================================================================================================================
Noninterest-bearing demand deposits             28,242                               25,982
Other noninterest-bearing liabilities           25,778                               19,799
-----------------------------------------------------------------------------------------------------------------
    Total liabilities                        1,117,268                            1,020,800
Stockholders' equity (4)                       223,285                              122,894
-----------------------------------------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity                  $1,340,553                           $1,143,694
=================================================================================================================
Net interest income                                        $44,136                              $37,385
=================================================================================================================
Net interest rate spread                                               2.75%                                2.86%
=================================================================================================================
Net earning assets                          $  206,036                           $  127,911
=================================================================================================================
Net interest income as a percentage of
  average interest-earning assets                                      3.48%                                3.39%
=================================================================================================================
Ratio of average interest-earning assets
  to average interest-bearing liabilities                            119.38%                              113.12%
=================================================================================================================

                                                                  1996
                                              ------------------------------------------
                                                 Average          Interest
                                               Outstanding         Earned/        Yield/
                                                 Balance             Paid          Rate
Interest-earning assets:
  Federal funds sold and securities
   purchased under resale agreements            $  24,057          $ 1,293         5.37%
  Investment securities (1)                       139,801            7,573         5.42
  Mortgage related securities (1)                 280,661           18,547         6.61
  Loans (2)                                       558,648           47,285         8.46
  Other interest-earning assets (3)                 5,877              364         6.19
------------------------------------------------------------------------------------------
    Total interest-earning assets               1,009,044           75,062         7.44
------------------------------------------------------------------------------------------
Allowance for credit losses                        (5,657)
Other noninterest-earning assets(4) (5)            40,044
------------------------------------------------------------------------------------------
    Total assets                               $1,043,431
==========================================================================================
Interest-bearing liabilities:
  Savings accounts                             $  308,212          $10,353         3.36%
  Interest-bearing checking                       105,524            2,871         2.72
  Certificates of deposit                         451,825           26,432         5.85
  Mortgagors' payments held in escrow               9,822              158         1.61
  Borrowed funds                                   15,182              841         5.54
------------------------------------------------------------------------------------------
    Total interest-bearing liabilities            890,565           40,655         4.57
===========================================================================================
Noninterest-bearing demand deposits                25,183
Other noninterest-bearing liabilities              17,648
------------------------------------------------------------------------------------------
    Total liabilities                             933,396
Stockholders' equity (4)                          110,035
    Total liabilities and
      stockholders' equity                     $1,043,431
==========================================================================================
Net interest income                                                $34,407
==========================================================================================
Net interest rate spread                                                           2.87%
==========================================================================================
Net earning assets                             $  118,479
==========================================================================================
Net interest income as a percentage of
  average interest-earning assets                                                  3.41%
==========================================================================================
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                        113.30%
==========================================================================================

(1)  Amounts shown are amortized cost.

(2) Net of deferred loan fees and expenses, loan discounts, loans in process and non-accruing loans.

(3) Includes Federal Home Loan Bank stock and interest-bearing demand accounts.

(4) Includes unrealized gains/(losses) on securities available for sale.

(5) Includes $25,000,000 of bank-owned life insurance purchased in June 1998. As of December 31, 1998, $769,000 of earnings on bank-owned life insurance are reflected in other noninterest income.

[logo]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                                   Year Ended December 31
                                       --------------------------------------------------------------------------------------------
                                             1998 vs.1997                                  1997 vs. 1996
                                       ----------------------------------------              ---------------------------------------
                                       Increase/(Decrease)             Total                 Increase/(Decrease)           Total
                                              Due to                  Increase                        Due to              Increase
                                        ------------------           (Decrease)               ---------------------      (Decrease)
                                         Volume      Rate                                      Volume        Rate
                                                                      (In thousands)
Interest-earning assets:
 Federal funds sold and securities
  purchased under resale agreements     $ 2,273    $    (8)            $ 2,265                $  (277)        $  63         $ (214)
Investment securities                     1,007        284               1,291                  2,248           474          2,722
Mortgage related securities               2,384       (249)              2,135                    165           260            425
Loans                                     5,449     (1,692)              3,757                  4,698          (414)         4,284
Other interest-earning assets               359        (68)                291                     53            31             84
----------------------------------------------------------------------------------------------------------------------------------
     Total interest-earning assets       11,472     (1,733)              9,739                  6,887           414          7,301
==================================================================================================================================
Interest-bearing liabilities:
  Savings accounts                            3       (552)               (549)                  (200)          (29)          (229)
  Interest-bearing checking               2,509        657               3,166                    636           174            810
  Certificates of deposit                (1,789)      (190)             (1,979)                 3,240          (246)         2,994
  Mortgagors' payments held in escrow         1         10                  11                     (6)            2             (4)
  Borrowed funds                          2,361        (22)              2,339                    721            31            752
==================================================================================================================================
    Total interest-bearing liabilities  $ 3,085    $   (97)              2,988                $ 4,391         $ (68)         4,323
==================================================================================================================================
Net interest income                                                    $ 6,751                                             $ 2,978
==================================================================================================================================

LENDING ACTIVITIES

In 1998, the growth in the loan portfolio was primarily in the one- to four-family residential and commercial real estate portfolios, which increased $63.4 million and $21.5 million, respectively, reflecting the Company's continued emphasis on expansion of its real estate lending activities, as well as increased refinancing activity driven by the declining interest rates throughout the year. As part of management's continued asset/liability management efforts, particular emphasis was placed on the origination of one- to four-family residential adjustable rate and bi-weekly real estate mortgage loans which represented 75% of the 1998 residential real estate loan closings. Also contributing to the increase in loans were originations of various indirect lending products, primarily recreational vehicle and automobile loans, as the Company established new relationships with various local and national dealers. Real estate loans increased from $524.4 million at December 31, 1996 to $568.5 million at December 31, 1997, primarily due to increased one- to four-family, bi-weekly residential mortgage loans, an enhanced home equity loan product, and increased originations in commercial real estate loans as the Company emphasized the expansion of real estate lending.

                                         [GRAPH]
                                     [IN THOUSANDS]
                           1996           1997           1998

Net Loans              $ 598,486        $ 635,396       $ 744,739

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Loan Portfolio Composition. Set forth below is selected information concerning the composition of the Company's loan portfolio in dollar amounts and in percentages (before deductions for deferred fees and costs, unearned discounts and allowances for credit losses) as of the dates indicated.

                                                                 At December 31
------------------------------------------------------------------------------------------------------------------------------
                            1998              1997               1996               1995                1994
                      ----------------  ----------------    ----------------   ----------------   ----------------
                      Amount   Percent  Amount   Percent    Amount   Percent   Amount   Percent   Amount  Percent

                                                           (Dollars in thousands)
Real estate loans:
  One- to four-family  $456,197   60.97%  $392,846  61.47%   $360,573   59.85%$   319,340   59.31%  $ 277,010   58.12%
  Home equity            15,520    2.07     13,587   2.13      11,337    1.88      10,234    1.90      10,729    2.25
  Multi-family           72,672    9.71     74,049  11.59      71,397   11.85      71,489   13.28      66,972   14.05
  Commercial             98,693   13.19     77,217  12.08      68,601   11.38      62,005   11.52      55,946   11.74
  Construction (1)       19,476    2.60     10,791   1.69      12,493    2.07       7,891    1.47       3,454    0.72
----------------------------------------------------------------------------------------------------------------------------------
    Total real estate
      loans             662,558   88.54    568,490  88.96     524,401   87.03     470,959   87.48     414,111   86.88
------------------------------------------------------------------------------------------------------------------------------------
Consumer and other loans:
  Mobile home            24,983    3.34     22,747   3.56      21,406    3.55      20,630    3.83      20,662    4.33
  Recreational vehicle    8,906    1.19      1,553   0.24       1,602    0.26       1,517    0.29       1,515    0.32
  Vehicle                 8,741    1.17      7,306   1.14      18,747    3.11      12,591    2.34       9,391    1.97
  Personal               15,642    2.09     15,157   2.37      13,596    2.26      11,485    2.13      10,213    2.14
  Home improvement        8,131    1.09      7,609   1.19       6,879    1.14       7,046    1.31       6,517    1.37
  Guaranteed education   12,314    1.65     10,975   1.72      10,702    1.78       9,874    1.83       9,951    2.09
  Other consumer            342    0.05        321   0.05         335    0.06         181    0.03         326    0.07
------------------------------------------------------------------------------------------------------------------------------------
    Total consumer and
      other loans        79,059   10.58     65,668  10.27      73,267   12.16      63,324   11.76      58,575   12.29
------------------------------------------------------------------------------------------------------------------------------------
Commercial business loans 6,616    0.88      4,893   0.77       4,895    0.81       4,085    0.76       3,948    0.83
==================================================================================================================================
    Total loans         748,233  100.00%   639,051 100.00%    602,563  100.00%    538,368  100.00%    476,634  100.00%
===================================================================================================================================
Net deferred costs and
 unearned discounts       4,516              3,266              2,462               2,310               1,749
Allowance for credit     (8,010)            (6,921)            (6,539)             (4,707)             (4,192)
-----------------------------------------------------------------------------------------------------------------------------------
    Total loans, net   $744,739           $635,396           $598,486            $535,971           $ 474,191
===================================================================================================================================

(1) Includes loans for the construction of one- to four-family residential, multi-family and commercial real estate properties. At December 31, 1998, construction loans included $4,240,000 of one- to four-family loans and $15,236,000 of commercial real estate and multi-family loans.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Loan Maturity and Repricing Schedule. The following table sets forth certain information as of December 31, 1998, regarding the amount of loans maturing or repricing in the Company's portfolio. Demand loans and overdrafts having no stated schedule of repayment or maturity are reported as due in one year or less. Adjustable- and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due.

                                         One
                              Within   Through  After
                               One      Five     Five
                               Year     Years    Years   Total

                           (In thousands)
Real estate loans:
  One- to four-family        $ 66,916 $  13,815  $ 375,466  $456,197
  Home equity                   9,381     1,019      5,120    15,520
  Multi-family                 22,220    45,054      5,398    72,672
  Commercial                   24,034    37,772     36,887    98,693
  Construction                  7,468     4,596      7,412    19,476
---------------------------------------------------------------------
    Total real estate loans   130,019   102,256    430,283   662,558
=====================================================================
Consumer and other loans       17,886    22,123     39,050    79,059
Commercial business loans       4,069     1,239      1,308     6,616
---------------------------------------------------------------------
    Total loans              $151,974 $ 125,618   $470,641  $748,233
=====================================================================

Fixed- and Adjustable-Rate Loan Schedule. The following table sets forth at December 31, 1998, the dollar amount of all fixed-rate and adjustable-rate loans due after December 31, 1999. Adjustable and floating- rate loans are included based on contractual maturities.

                                       Due After December 31, 1999
                               ------------------------------------------
                                Fixed          Adjustable       Total
                                             (In thousands)
Real estate loans:
  One- to four-family           $372,829      $ 16,452         $389,281
  Home equity                      6,139           --             6,139
  Multi-family                    10,847        39,605           50,452
  Commercial                      31,877        42,782           74,659
  Construction                     3,011         8,997           12,008
-------------------------------------------------------------------------
    Total real estate loans      424,703       107,836          532,539
-------------------------------------------------------------------------
Consumer and other loans          61,173           --            61,173
Commercial business loans          2,151           396            2,547
-------------------------------------------------------------------------
    Total loans                 $488,027      $108,232         $596,259
=========================================================================

At December 31, 1998, the Company's allowance for credit losses as a percentage of total non-performing loans increased to 243%, compared to 227% at December 31, 1997 despite a slight increase in non-performing loans from $3.0 million at December 31, 1997 to $3.3 million at December 31, 1998. At December 31, 1998, the Company's allowance for credit losses as a percentage of total loans was 1.06% compared to 1.08% at December 31, 1997. At December 31, 1996, the Company's allowance for credit losses as a percentage of total non-performing loans was 139% and non-performing loans were $4.7 million. At December 31, 1996, the Company's allowance for credit losses as a percentage of total loans was 1.09%. While management uses available information to recognize losses on loans, future credit loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses and may require the Company to recognize additional provisions based on their judgement of information available to them at the time of their examination.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-Accruing Loans and Non-Performing Assets. The following table sets forth information regarding non-accruing loans and other non-performing assets.





                                                      At December 31
                         ---------------------------------------------------------------------------------
                              1998              1997             1996              1995             1994
                                                 (Dollars in thousands)
Non-accruing loans (1):
   One- to four-family        $  1,459          $  1,126            $  473          $ 1,100           $   715
   Home equity                      13                --                58               34                12
   Commercial real estate        1,706             1,364             1,822            2,436             3,133
   and multi-family
   Consumer and other               62               235               257              166               117
   Commercial business              56               322             2,108              219               245
---------------------------------------------------------------------------------------------------------------
     Total                       3,296             3,047             4,718            3,955             4,222
---------------------------------------------------------------------------------------------------------------
Non-performing assets:
 Other real estate owned (2):
   One- to four-family             175                21               155               --                --
   Commercial real estate and
     multi-family                  414               202               162              257               259
 Other non-performing assets:
   Investments in affiliates        --                --                 157            264               629
   National receivable (3)          --                --                 --           5,053                --
---------------------------------------------------------------------------------------------------------------
      Total                        589               223               474            5,574               888
---------------------------------------------------------------------------------------------------------------
Total non-performing assets   $  3,885          $  3,270            $5,192          $ 9,529           $ 5,110
===============================================================================================================
Total non-performing assets
  as a percentage
  of total assets                 0.26%             0.28%             0.48%            0.97%             0.56%
===============================================================================================================
Total non-performing loans
  to total loans (4)              0.43%             0.47%            0.78%             0.74%             0.89%
===============================================================================================================


(1) Loans are placed on non-accrual status when they become 90 days or more past due or if they have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

(2)  Other real estate owned balances are shown net of related allowances.

(3) On February 6, 1995, the Superintendent seized Nationar, a check-clearing and trust company, freezing all of Nationar's assets. As of December 31, 1995, the Company had $5.7 million in demand deposits held in receivership by the New York State Banking Department. As of December 31, 1996, the Company had received all funds due from Nationar.

(4) Excludes loans that had matured and the Company had not formally extended the maturity date. Regular principal and interest payments continued in accordance with the original terms of the loan. The Company continued to accrue interest on these loans as long as regular payments received were less than 90 days delinquent. These loans totaled $180,000, $3.9 million, $3.1 million, and $2.7 million at December 31, 1998, 1996, 1995 and 1994, respectively. There were no such loans at December 31, 1997.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Analysis of the Allowance For Credit Losses. The following table sets forth the analysis of the allowance for credit losses for the periods indicated.


                                                                         Year Ended December 31
                                        -----------------------------------------------------------------------------------------
                                          1998                 1997              1996                1995                 1994
                                                                    (Dollars in thousands)
Balance at beginning of year             $ 6,921              $  6,539          $  4,707            $  4,192            $    4,030
Charge-offs:
  One- to four-family                         14                    46                28                  17                    --
  Multi-family                               177                   173               122                 215                   223
  Commercial real estate                     581                   198                35                 108                   460
  Construction                                --                    --                --                  --                    --
  Consumer and other                         428                   388               251                 216                   142
  Commercial business (1)                     52                   557                --                  --                    --
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                  1,252                 1,362               436                 556                   825
-----------------------------------------------------------------------------------------------------------------------------------
Recoveries:
  One- to four-family                         --                    --               --                   --                    --
  Multi-family                                --                   149               --                   --                    --
  Commercial real estate                     155                    21               25                   --                    --
  Construction                                --                    --               --                   --                    --
  Consumer and other                          98                    81               56                   55                    30
  Commercial business                          4                    --               --                   --                     9
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                    257                   251               81                   55                   39
-----------------------------------------------------------------------------------------------------------------------------------
Net charge-offs                              995                 1,111              355                  501                   786
Provision for credit losses                2,084                 1,493            2,187                1,016                   948
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                   $ 8,010              $  6,921          $ 6,539             $  4,707            $    4,192
===================================================================================================================================
Ratio of net charge-offs during the year
  to average loans outstanding during
    the year                                0.15%                 0.18%            0.06%                0.10%                0.17%
===================================================================================================================================
Ratio of allowance for credit losses
  to total loans                            1.06%                 1.08%            1.09%                0.88%                0.88%
===================================================================================================================================
Ratio of allowance for credit losses to
  non-performing loans                    243.01%               227.14%          138.60%              119.01%               99.29%
===================================================================================================================================


(1) Included in commercial business loan charge-offs for 1997 is $496,000 related to a settlement that the Company had reached with a bankruptcy trustee relating to loans to a borrower that had filed for bankruptcy protection.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

Allocation of Allowance for Credit Losses. The following table sets forth the allocation of the allowance for credit losses by loan category for the periods indicated.

                                                                AT DECEMBER 31
                            ---------------------------------------------------------------------------------
                                      1998                         1997                        1996
                            -----------------------      -----------------------     ------------------------
                              AMOUNT       PERCENT         AMOUNT       PERCENT        AMOUNT        PERCENT
                               OF          OF LOANS          OF         OF LOANS         OF          OF LOANS
                             ALLOWANCE     IN EACH        ALLOWANCE     IN EACH      ALLOWANCE       IN EACH
                               FOR         CATEGORY          FOR        CATEGORY        FOR          CATEGORY
                              CREDIT       TO TOTAL         CREDIT      TO TOTAL       CREDIT        TO TOTAL
                              LOSSES        LOANS           LOSSES       LOANS         LOSSES         LOANS
                                                           (Dollars in thousands)

One to four family          $    516         61.34%      $    443         61.96%      $     12         60.77%
Home equity                       37          2.06             33          2.12             27          1.88
Commercial real estate
  and multi-family               406         24.70            390         24.46            374         24.38
Consumer and other               390         11.02            359         10.70            385         12.16
Commercial business               14          0.88            218          0.76          1,432          0.81
Unallocated                    6,647          --            5,478          --            3,909          --
-----------------------------------------------------------------------------------------------------------------
    Total                   $  8,010        100.00%      $  6,921        100.00%      $  6,539        100.00%
=================================================================================================================

                                                   AT DECEMBER 31
                            --------------------------------------------------------
                                       1995                         1994
                            -------------------------      ------------------------
                               AMOUNT        PERCENT         AMOUNT        PERCENT
                                 OF          OF LOANS         OF           OF LOANS
                              ALLOWANCE      IN EACH       ALLOWANCE       IN EACH
                                FOR          CATEGORY         FOR          CATEGORY
                               CREDIT        TO TOTAL        CREDIT        TO TOTAL
                               LOSSES          LOANS         LOSSES         LOANS


One to four family            $    367         60.14%      $    350         58.59%
Home equity                         24          1.90             26         2.225
Commercial real estate
  and multi-family                 630         25.44            736         26.04
Consumer and other                 302         11.76            298         12.29
Commercial business                164          0.76            164          0.83
Unallocated                      3,220          --            2,618          --
------------------------------------------------------------------------------------
    Total                     $  4,707        100.00%      $  4,192       100,000%
====================================================================================

INVESTING ACTIVITIES In 1998, the increase in investment securities and mortgage related securities reflects the investing of funds primarily in one-tothree year weighted average life asset- backed securities and two-to-four year weighted average life collateralized mortgage obligations in the mortgage related securities portfolio which were deemed to offer reduced interest rate risk and more consistent cash flows in this continued low interest rate environment. The flat interest rate yield curve was also the primary factor behind the increase in federal funds sold as rates earned on these short-term investments were comparable to those of longer-term securities that were subject to greater interest rate risk. The increases in these securities were offset by the maturities of $17.0 million of money market preferred stock in the held to maturity portfolio whose yields declined below those of federal funds. Debt, equity and asset-backed investment securities in the available for sale portfolio increased $51.5 million from December 31, 1996 to December 31, 1997. Substantially all of the increase in these securities was attributable to purchases of one- to three-year weighted average life, fixed-rate corporate bonds and asset-backed securities, as well as common stock of corporate issuers. While the rates earned on these securities were lower than rates earned on longer-term securities, the Company's strategy was to shorten its interest rate risk exposure and obtain more consistent cash flows in this low rate, flat yield curve environment. Partially offsetting these increases in investment securities were $21.0 million of maturities in money market preferred stock in the held to maturity portfolio with the Company reinvesting these liquid assets into securities purchased under resale agreements that earned slightly higher yields.

                                   [BAR GRAPH]
                                 (In Thousands)

                               1996         1997        1998

Total Investment Securities  $447,735     466,281     580,371

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Security Yields, Maturities and Repricing Schedule. The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Company's securities portfolio as of December 31, 1998. Adjustable-rate securities are included in the period in which interest rates are next scheduled to adjust. No tax equivalent adjustments were made to the weighted average yields. Amounts are shown at fair value.

                                                                                               AT DECEMBER 31,1998
                                                                     MORE THAN ONE                MORE THAN FIVE
                                        ONE YEAR OR LESS           YEAR TO FIVE YEARS           YEARS TO TEN YEARS
                                   ---------------------------------------------------------------------------------------
                                                   WEIGHTED                     WEIGHTED                     WEIGHTED
                                    CARRYING       AVERAGE      CARRYING        AVERAGE      CARRYING        AVERAGE
                                      VALUE         YIELD         VALUE          YIELD         VALUE          YIELD
                                                                                              (Dollars in thousands)
Available for sale:
 Mortgage related securities:
   FHLMC                           $     --            --       $ 33,089          6.43%      $  8,698          6.14%
   GNMA                                  --            --             46          6.89            365          7.91
   FNMA                                  --            --          2,116          7.01         16,244          6.56
   CMOs                                  --            --          1,363          5.50         21,693          6.20
--------------------------------------------------------------------------------------------------------------------------
      Total mortgage related
        securities                       --            --         36,614          6.43         47,000          6.33
--------------------------------------------------------------------------------------------------------------------------
 Debt securities:
   U.S. treasury                     35,418          6.45         32,308          6.22             --            --
   States and political
      subdivisions                      131          4.83            196          5.02             --            --
   Corporate bonds                       --            --          7,108          6.84             --            --
--------------------------------------------------------------------------------------------------------------------------
      Total debt securities          35,549          6.44         39,612          6.33             --            --
--------------------------------------------------------------------------------------------------------------------------
 Equity securities:
   Common stock                          --            --             --            --             --            --
--------------------------------------------------------------------------------------------------------------------------
      Total equity securities            --            --             --            --             --            --
--------------------------------------------------------------------------------------------------------------------------
 Asset-backed securities              8,105          5.30          6,783          6.34          4,887          6.36
--------------------------------------------------------------------------------------------------------------------------
      Total securities
        available for sale         $ 43,654          6.23%      $ 83,009          6.37%      $ 51,887          6.33%
==========================================================================================================================


                                        AFTER TEN YEARS                     TOTAL
                                   --------------------------------------------------------
                                                    WEIGHTED                       WEIGHTED
                                   CARRYING         AVERAGE      CARRYING          AVERAGE
                                     VALUE           YIELD        VALUE             YIELD

Available for sale:
 Mortgage related securities:
   FHLMC                           $ 45,789          7.03%      $ 87,576           6.71%
   GNMA                              22,061          7.50         22,472           7.51
   FNMA                                  --            --         18,360           6.61
   CMOs                             241,511          6.36        264,567           6.34
-------------------------------------------------------------------------------------------
      Total mortgage related
        securities                  309,361          6.54        392,975           6.50
-------------------------------------------------------------------------------------------
 Debt securities:
   U.S. treasury                         --            --         67,726           6.34
   States and political
      subdivisions                      864          7.03          1,191           6.46
   Corporate bonds                       --            --          7,108           6.84
-------------------------------------------------------------------------------------------
      Total debt securities             864          7.03         76,025           6.39
-------------------------------------------------------------------------------------------
 Equity securities:
   Common stock                          --            --         17,733           1.67
-------------------------------------------------------------------------------------------
      Total equity securities            --            --         17,733           1.67
-------------------------------------------------------------------------------------------
 Asset-backed securities             74,243          6.27         94,018           6.20
-------------------------------------------------------------------------------------------
      Total securities
        available for sale         $384,468          6.49%      $580,751           6.29%
===========================================================================================

FUNDING ACTIVITIES

The Company's borrowed funds increased from $33.7 million at December 31, 1997 to $142.6 million at December 31, 1998, primarily in long-term FHLB advances and reverse repurchase agreements. During 1998, management identified an opportunity to lock-in lower cost funding while leveraging its increased capital position. At December 31, 1998, $94.5 million in long-term, fixed rate borrowings, with a weighted average interest rate of 5.47%, had maturities greater than five years. The Company's borrowed funds increased $1.7 million from $32.0 million at December 31, 1996 to $33.7 million at December 31, 1997. In 1997, the Company obtained two $5.0 million, fifteen year, amortizing FHLB borrowings, one in July 1997 at a rate of 6.59% and one in December 1997 at a rate of 6.37%. The increase in borrowed funds was offset by the repayment of a short-term FHLB advance of $7.0 million, which matured in early January. Other borrowings, primarily in the form of reverse repurchase agreements, declined $1.2 million. These borrowings were used to fund the Company's borrowing/reinvestment program which took advantage of low rate short-term borrowings, typically threeto six-month repos, and invested in one- to two-year securities, primarily U.S. Treasury securities, to earn additional net interest income. The relatively flat yield curve in 1997 made it less attractive to enter into more borrowing/reinvestment transactions due to the very low interest rate spreads the Company could earn.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

Borrowings. The following table sets forth certain information as to the Company's borrowings for the periods indicated.

                                         FOR  THE YEAR ENDED DECEMBER 31
                                     --------------------------------------
                                       1998           1997            1996
                                              (Dollars in thousands)
Year-end balance:
FHLB advances                        $ 65,539       $ 14,934       $ 12,000
Securities sold under
  agreements to repurchase             77,058         18,783         20,008
-----------------------------------------------------------------------------
    Total borrowings                 $142,597       $ 33,717       $ 32,008
=============================================================================
Maximum balance:
FHLB advances                        $ 65,539       $ 14,934       $ 12,000
Securities sold under
  agreements to repurchase             77,058         28,961         24,675
-----------------------------------------------------------------------------
Average balance:
FHLB advances                        $ 21,249       $  7,315       $  4,637
Securities sold under
  agreements to repurchase             48,237         20,451         10,545
-----------------------------------------------------------------------------
Weighted average interest rate:
FHLB advances                            5.99%          5.95%          5.71%
Securities sold under
  agreements to repurchase               5.51           5.65           5.46
-----------------------------------------------------------------------------

Total deposits at December 31, 1998 were $1.061 billion, an increase of $65.3 million compared to $995.6 million at December 31, 1997. The impact of the low interest rate yield curve was reflected in the shift in deposit balances from longer-term certificates of deposit, which decreased $44.5 million, into the Company's redesigned, competitively priced money market deposit account first introduced in June of 1997. Balances in these money market accounts grew to $143.7 million at December 31, 1998. Total deposits at December 31, 1996 were $928.8 million. The 1997 increase was primarily due to the introduction of the new money market deposit account, which from a rate perspective was competitive with mutual fund money market accounts, and grew to $47.6 million by December 31, 1997. The Company's certificates of deposit grew from $484.7 million at December 31, 1996 to $502.4 million at December 31, 1997. The increase in certificates of deposit was primarily attributable to the Company's strategy of offering introductory rates on certain certificates of deposit whenever a new branch was opened, as was the case in both March and May of 1997.
                                  [BAR GRAPH]
                                 (In Thousands)

                      1996            1997          1998
Total Deposits     $928,845        $995,621      $1,060,987

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS


Average Deposits and Rates. The following tables set forth information, by various rate categories, regarding the average daily balance of deposits by types of deposit for the periods indicated.

                                                                                              FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------------------------------------------------------------------
                                                             1998                                             1997
                                         ------------------------------------------        -----------------------------------------
                                                            PERCENT                                          PERCENT
                                                           OF TOTAL        WEIGHTED                         OF TOTAL        WEIGHTED
                                           AVERAGE          AVERAGE        AVERAGE           AVERAGE         AVERAGE        AVERAGE
                                           BALANCE         DEPOSITS         RATE             BALANCE        DEPOSITS          RATE
                                                                                                     (Dollars in Thousands)

Money market accounts                    $  133,465           13.06%            4.39       $   66,451            6.83%         3.86%
Savings accounts                            302,313           29.58             3.17          302,235           31.05          3.35
NOW accounts                                 71,861            7.03             1.37           61,425            6.31          1.82
Noninterest-bearing accounts                 28,242            2.76               --           25,982            2.67            --
Mortgagors' payments held in escrow           9,483            0.93             1.74            9,450            0.97          1.63
------------------------------------------------------------------------------------------------------------------------------------
     Total                                  545,364           53.36             3.04          465,543           47.83          3.00
------------------------------------------------------------------------------------------------------------------------------------
Certificates of deposit:
Less than 6 months                          178,931           17.51               --          188,202           19.34            --
Over 6 through 12 months                    128,741           12.60               --          121,338           12.47            --
Over 12 through 24 months                    63,489            6.21               --           83,515            8.58            --
Over 24 months                               20,829            2.04               --           26,857            2.76            --
Certificates over $100,000                   84,651            8.28               --           87,780            9.02            --
------------------------------------------------------------------------------------------------------------------------------------
     Total certificates of deposit          476,641           46.64             5.76          507,692           52.17          5.80
------------------------------------------------------------------------------------------------------------------------------------
     Total average deposits              $1,022,005          100.00%            4.31%      $  973,235          100.00%         4.46%
====================================================================================================================================

                                                FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------------
                                                             1996
                                         ------------------------------------------
                                                            PERCENT
                                                            OF TOTAL      WEIGHTED
                                             AVERAGE        AVERAGE       AVERAGE
                                             BALANCE        DEPOSITS        RATE
                                                    (Dollars in Thousands)
Money market accounts                    $   53,696            5.96%          3.57%
Savings accounts                            308,212           34.22           3.36
NOW accounts                                 51,828            5.76           1.84
Noninterest-bearing accounts                 25,183            2.80             --
Mortgagors' payments held in escrow           9,822            1.09           1.61
-----------------------------------------------------------------------------------
     Total                                  448,741           49.83           2.98
-----------------------------------------------------------------------------------
Certificates of deposit:
Less than 6 months                          175,444           19.48             --
Over 6 through 12 months                    105,998           11.77             --
Over 12 through 24 months                    52,999            5.89             --
Over 24 months                               38,224            4.24             --
Certificates over $100,000                   79,160            8.79             --
-----------------------------------------------------------------------------------
     Total certificates of deposit          451,825           50.17           5.85
-----------------------------------------------------------------------------------
     Total average deposits              $  900,566          100.00%          4.42%
===================================================================================

Maturity Schedule of Certificates of Deposit. The following table indicates the amount of the Company's certificates of deposit by time remaining until maturity as of December 31, 1998.

                                                                                  AT DECEMBER 31, 1998
                                                  -----------------------------------------------------------------------------
                                                    3 MONTHS        OVER 3 TO 6   OVER 6 TO 12     OVER 12
                                                     OR LESS           MONTHS        MONTHS        MONTHS           TOTAL
                                                                                    (In thousands)
Certificates of deposit less than $100,000        $  103,150       $   80,717      $  131,858      $ 61,727         $ 377,452
Certificates of deposit of $100,000 or more           22,858           23,372          21,518        12,745            80,493
-------------------------------------------------------------------------------------------------------------------------------
  Total certificates of deposit                   $  126,008       $  104,089      $  153,376      $ 74,472         $ 457,945
===============================================================================================================================

EQUITY ACTIVITIES

Stockholders' equity increased to $263.8 million at December 31, 1998 from $130.5 million at December 31, 1997. This increase was primarily due to the receipt of $132.4 million of net conversion proceeds from the stock offering, the issuance and contribution of $4.1 million of the Company's common stock to the Lockport Savings Bank Foundation, a $2.1 million increase in the unrealized gain on the Company's available for sale portfolio and earnings of $10.4 million. These increases were partially offset by $13.8 million utilized for the acquisition of Company stock for the newly formed employee stock ownership plan and $1.7 million in common stock dividends. Net worth increased from $115.7 million at December 31, 1996 to $130.5 million at December 31, 1997. This increase was the result of net income of $11.3 million and a $3.5 million net unrealized gain on available for sale securities due to lower interest rates at December 31, 1997 which positively affected market value of the Company's available for sale securities portfolio.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

Results of Operations
NET INTEREST INCOME

Net interest income increased 18% to $44.1 million in 1998 from $37.4 million in 1997. This was mainly the result of the growth in average interest-earning assets, which increased $166.4 million, or 15% to $1.27 billion in 1998 from $1.10 billion in 1997, due to the stock offering and wholesale borrowings. Net interest income and average interest-earning assets in 1996 were $34.4 million and $1.01 billion, respectively. The growth in average interest-earning assets in 1998 and 1997 was primarily attributable to increases in average loans outstanding. Average loans totaled $681.2 million in 1998, up 11% from $614.6 million in 1997. Average loans in 1997 increased 10% from $558.6 million in 1996.

Net interest income is impacted by changes in the composition of the interest-earning assets and interest-bearing liabilities, as well as changes in interest rates and spreads. Net interest spread, or the difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities, was 2.75% in 1998, compared with 2.86% in 1997. A slightly lower proportion of loans, which typically yield more than investment securities, in the composition of the interest-earning asset portfolio, as well as the lower interest rate environment in 1998 resulted in the yield on interest-earning assets decreasing to 7.26% in 1998 from 7.47% in 1997. The rate paid on interest-bearing liabilities decreased 10 basis points to 4.51% in 1998 from 4.61% in 1997 due to lower prevailing interest rates and the effect of the new initiatives relating to borrowed funds and the money-market deposit account. In 1996, the net interest spread was 2.87%, the yield on interest-earning assets was 7.44% and the rates paid on interest-bearing liabilities was 4.57%. A slightly greater proportion of loans in the composition of interest-earning assets somewhat mitigated a general increase in market interest rates in 1997 compared with 1996.

Interest-free funds, consisting largely of noninterest-bearing deposits and equity, contributed .73% to net interest margin in 1998, compared with .53% in 1997 and .54% in 1996. Average interest-free funds were $251.5 million in 1998, $148.9 million in 1997 and $135.2 million in 1996. Largely due to the impact of interest-free funds, the Company's net interest margin was 3.48% in 1998, compared with 3.39% in 1997 and 3.41% in 1996.

PROVISION FOR CREDIT LOSSES

The Company establishes provisions for credit losses, which are charged to operations, in order to maintain the allowance for credit losses at a level sufficient to absorb future charge-offs of loans deemed non-collectable. In determining the appropriate level of the allowance for credit losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Company assesses the allowance for credit losses on a quarterly basis. Based upon the results of such review, management believes that the allowance for credit losses at December 31, 1998 was adequate to absorb credit losses from existing loans.

The provision for credit losses was $2.1 million in 1998, compared to $1.5 million in 1997 and $2.2 million in 1996. Net charge-offs for 1998 were $1.0 million, compared to $1.1 million in 1997 and $0.4 million in 1996. The quality of the loan portfolio remained high during 1998, with net charge-offs as a percentage of average loans outstanding at .15% in 1998, .18% in 1997, and .06% in 1996. Nonperforming loans totaled $3.3 million or .43% of total loans outstanding at December 31, 1998, compared to $3.0 million or .47% of loans at December 31, 1997, and $4.7 million or .78% at December 31, 1996. The allowance for credit losses was $8.0 million or 1.06% of total loans at the end of 1998, compared to $6.9 million or 1.08% at December 31, 1997 and $6.5 million or 1.09% at December 31, 1996.

NONINTEREST INCOME Excluding the effect of the net gain on sale of securities available for sale, noninterest income increased 54% to $9.0 million in 1998 from $5.9 million in 1997 which was 14% higher than the $5.2 million earned in 1996.

                                          [BAR GRAPH]
                                        (In Thousands)
                            1996              1997             1998

Non-Interest Income *      $5,176            $5,886           $9,044

* Excludes Net Gain on Sales of Securities Avaliable for Sale

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]


Banking service charges and fees increased 23% to $3.8 million in 1998 from $3.1 million in 1997 which was a 25% increase from $2.5 million in 1996. Increased customer usage of the debit card product, charges for insufficient funds on checking accounts, as well as a redesigned relationship checking product were the primary contributors to the increased income. Loan fees, which consist of residential mortgage loan servicing income, loan origination and underwriting fees, commercial mortgage prepayment penalties, and other residential and consumer loan-related income increased 51% to $1.7 million in 1998, from $1.1 million in 1997 and $1.0 million in 1996. The low interest rate environment throughout 1998 contributed to increased refinancing activities in the residential and commercial mortgage portfolios, which resulted in significant increases in loan origination, underwriting and document preparation fees, along with commercial mortgage prepayment penalties. Originations of residential mortgage loans were $191.6 million in 1998, $108.2 million in 1997, and $110.9 million in 1996. Loans serviced for others totaled $170.1 million, $152.5 million, and $129.0 million at December 31, 1998, 1997 and 1996, respectively.

All other noninterest income includes insurance services and fees, which represents commissions received on the sale of life insurance as well as fee income on servicing savings bank life insurance products. Income earned on the sale of residential mortgages, recoveries on owned real estate, commissions on the sale of third-party annuities and mutual funds, and other investments such as bank owned life insurance of $769,000 in 1998 contributed to the increase in other noninterest income during 1998.

NONINTEREST EXPENSES

Noninterest expenses totaled $35.9 million in 1998, up from $25.2 million in 1997. Included in the 1998 total was a one-time expense of $6.8 million related to funding the Bank's charitable Foundation. Noninterest expenses totaled $20.9 million in 1996.

Salaries and employee benefits were $15.9 million in 1998, an increase of $2.8 million or 21% from $13.1 million in 1997. The increase was primarily the result of three new branch offices opened in 1998, expansion of the residential real estate function, costs associated with the employee stock ownership plan and merit salary increases. Salary and employee benefit costs in 1997 increased $1.6 million or 14% from $11.5 million in 1996. Factors contributing to this increase were two new branch offices opened in 1997, two additional branch offices in the second half of 1996, and merit salary increases. The number of full-time equivalent employees was 401.5 at December 31, 1998, up from 356.5 at December 31, 1997, and 325.0 at December 31, 1996.

All other noninterest expenses, excluding salaries and employee benefits and charitable contributions, totaled $13.2 million in 1998, up 11% from $11.9 million in 1997, which was up 27% from $9.3 million in 1996. The increase in all other noninterest expenses in 1998 from 1997 was primarily attributable to increased occupancy and equipment costs which resulted from the new branch offices and the Company's new administrative center which opened in the third quarter of 1997, and costs associated with operating as a public company such as transfer agent fees, franchise taxes, and legal and professional expenses. The increase in all other noninterest expenses in 1997 from 1996 were mainly the result of occupancy and equipment costs associated with the new branch offices, the upgrading of technology, communications and information systems, increased customer usage of the Company's debit card, and in 1996 the $600,000 benefit of reversing a provision for possible loss on demand deposit balances held at Nationar, Inc. which had originally been made in 1995.

INCOME TAXES

The provision for income taxes in 1998 was $4.9 million, down from $6.3 million in 1997 and 1996. The effective tax rates were decreased from 36.8% in 1996 to 35.7% in 1997 and 32.1% in 1998. These decreases reflect the benefit of the implementation of various tax planning strategies during the second half of 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits, proceeds from the principal and interest payments on loans, mortgage related securities and debt and equity securities, as well as borrowings and proceeds from the sale of fixed rate mortgage loans to the secondary market. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, mortgage loan sales, and borrowings are greatly influenced by general interest rates, economic conditions and competition.

During the second quarter of 1998, $132.4 million of net proceeds from the Company's stock offering increased funds available for investment. Accelerated principal repayments on mortgage related and other available for sale securities provided an additional source of liquidity, totaling $154.7 million for the

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

year ended December 31, 1998 compared to $47.4 million for the year ended December 31, 1997. Other borrowings, reflecting the relatively low borrowings costs and the implementation of a leveraging strategy increased to $142.6 million at December 31, 1998 from $33.7 million at December 31, 1997. The net increase in total deposits of $65.3 million during 1998, which is affected by the level of interest rates, rates paid and products offered by local competitors, and other factors, was comparable to the $66.8 million increase during 1997. Loan sales provided an additional source of liquidity, totaling $57.6 million, $39.2 million, and $30.9 million for the years ended December 31, 1998, 1997, and 1996, respectively.

The primary investing activities of the Company are the origination of both residential one- to four-family and commercial real estate loans and the purchase of mortgage related and debt and equity securities. For the years ended December 31, 1998, 1997, and 1996 loan originations totaled $310.3 million, $171.7 million, and $177.1 million, respectively. Purchases of mortgage related securities totaled $214.5 million, $67.3 million, and $85.5 million for the years ended December 31, 1998, 1997, and 1996, respectively. Purchases of other available for sale securities, primarily short-term asset-backed securities, during the years ended December 31, 1998, 1997 and 1996 totaled $99.9 million, $99.0 million, and $91.3 million, respectively.

Loan commitments totaled $65.5 million at December 31, 1998, comprised of $34.5 million at variable rates and $31.0 million at fixed rates. The Company anticipates there will be sufficient funds available to meet current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1998, totaled $383.5 million. Based upon experience and current pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

Cash, interest-bearing demand accounts at correspondent banks, federal funds sold and securities purchased under resale agreements are the Company's most liquid assets. The level of these assets are monitored daily and are dependent on operating, financing, lending and investing activities during any given period. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event that funds beyond those generated internally are required, additional sources of funds are available through the use of reverse repurchase agreements and FHLB advances. As of December 31, 1998, the total of cash, interest-bearing demand accounts, federal funds sold and securities purchased under resale agreement was $111.3 million, or 7.4% of total assets.

During January of 1999, the Company closed on its acquisition of Warren-Hoffman and Associates, Inc., utilizing existing liquid assets. Additionally, the Company anticipates that it will continue to upgrade its facilities and computer systems and hardware during 1999 at an approximate cost of $1.8 million. Management anticipates it will have sufficient funds available to meet these planned capital expenditures.

YEAR 2000 "Y2K" COMPLIANCE

Changing from the year 1999 to 2000 has the potential to cause problems in data processing and other date-sensitive systems, a problem commonly referred to as the Year 2000 or Y2K dilemma. The Y2K date change can affect any system that uses computer software programs or computer chips, including automated equipment and machinery. For example, many software programs or computer chips store calendar dates as two-digit numbers rather than four-digit numbers. This coding presents a potential problem when the year begins with "20", instead of "19". Computer systems may interpret the year as 1900 instead of 2000, thus creating possible system failures or miscalculations of financial data.

The Company utilizes computers for the daily conduct of its business and for information systems processing. Due to the reliance on such systems, the Company is following a comprehensive process modeled from that suggested by federal bank regulatory agencies. A description of each of the steps and the status of the Company's efforts to date are as follows:

The Assessment Phase has two primary components. The first component defines the scope of the Y2K problem within the Company, as well as establishes a formal committee responsible for monitoring Y2K progress on a regular basis. The second component assesses the size and complexity of the problem by performing an inventory of both internally developed and externally purchased computer applications. Both components of the Assessment Phase have been substantially completed.

The Validation Phase, 94% complete, compiles the results of vendor confirmations and internal research regarding Y2K readiness. It is during this stage that hardware and software updates, code enhancements, system replacements, vendor certifications, and other associated changes are made.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

The Testing Phase, 87% complete, certifies that systems are Y2K compliant and have end-user acceptance. The Testing Phase is scheduled to be completed by March 31, 1999. During this phase, the Company has been addressing both Information Technology ("IT") and non-IT systems. With respect to IT systems, testing of applications has begun and is scheduled to be substantially completed during the first quarter of 1999. To ensure compliance of non-IT systems where testing is not possible, the Company has obtained a certification from the vendor attesting to Y2K compliance. The Company does not anticipate incurring any material expenses as a result of unpreparedness of its non-IT systems.

The Implementation Phase includes the repair or replacement of systems and computer equipment, as well as the development of contingency plans. The repair and replacement stage is substantially complete. The Company is currently developing a business resumption contingency plan to help ensure continued operations in the event of Y2K system failures. This contingency plan will be consistent with the Company's disaster recovery plan with modifications for Y2K risks. The business resumption contingency plan is scheduled to be completed during the second quarter of 1999.

The Company could also be adversely affected if its vendors and customers that rely on data processing systems are not Y2K compliant prior to the end of 1999. The Company, therefore, is working with both its vendors and commercial lending customers regarding Y2K issues. Specifically, commercial lending clients have provided designated information that allows the Company to evaluate the status of each relationship relating to their Y2K readiness. Additionally, new or renewing commercial lending customers meeting certain outstanding balance thresholds are required to certify as to their Y2K readiness as part of the loan underwriting and closing process. Approximately 82% of existing commercial lending customers contacted have responded and have been identified as Y2K compliant. The Company has assigned follow up responsibilities to individual lending officers in an effort to evaluate the status of the remaining commercial customers. While management believes the exposure to the Company for customers referred to above is immaterial there remains some risk that the Company's future business operations, financial position and results of operations could be adversely impacted by the failure of such customers' operating systems resulting from the Y2K issues.

As of December 31, 1998, the Company has incurred approximately $97,000 in expenses directly related to the Y2K issue. In total, the Company estimates incurring approximately $200,000 by December 31, 1999 related to Y2K readiness which is in excess of software and hardware maintenance costs, as well as personnel costs associated with testing Y2K compliance. These amounts include the cost of additional hardware and software, some of which would have been purchased in the normal course of the Company's business. Due to the uniqueness of the Y2K issue, it is difficult to quantify the potential loss in revenue in the event of non-compliance. Based upon efforts to ensure systems will function properly, the Company presently believes that the Y2K issue will not result in a material loss in revenue. The Company believes that its most likely worst case Y2K scenario is an increase in credit losses due to Y2K problems of the Company's borrowers, as well as the potential disruption in financial markets causing liquidity concerns. The Company has attempted to mitigate this risk by identifying both material borrowers and fund providers as well as assessing their respective compliance towards Y2K readiness.

FOURTH QUARTER RESULTS

The Company reported that net income increased 55% to $4.1 million, or $.14 per share, for the fourth quarter of 1998 compared to $2.6 million for the same period in 1997. Net interest income increased 25% to $11.7 million for the quarter as compared to $9.4 million in 1997. This improvement was primarily due to increased loan demand and the investment of the proceeds raised in the stock offering as well as funds obtained through long-term borrowings. Interest income on securities increased 20% to $8.9 million for the fourth quarter of 1998 compared to $7.4 million for the fourth quarter of 1997. Similarly, interest income on loans increased 10% to $14.6 million for the quarter as compared to $13.2 million for the same period in 1997.

The Company's loan portfolio increased 17% during the last twelve months to $752.7 million at December 31, 1998 from $642.3 millionat December 31, 1997, mainly due to growth in the residential and commercial real estate portfolios of 16% and 18%, respectively. These increases are a result of the Company's emphasis to expand its real estate lending activities as well as the continued refinancing activity which resulted from the declining interest rate environment. Consumer loans also increased 20% during 1998 due to increased originations in indirect lending products that are subject to the Company's underwriting standards.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

Noninterest income for the quarter ended December 31, 1998 was $2.8 million as compared to $1.8 million for the same period in 1997. The increase in noninterest income is largely due to earnings on bank-owned life insurance, commissions received from the sale of third-party annuity and mutual fund products as well as increased activity on transaction accounts. Total non-interest expense for the fourth quarter of 1998 increased 16% to $7.8 million compared to $6.8 million for the same period in 1997. This increase in noninterest expense was primarily the result of investments made in new branch locations, technological enhancements and increased costs of operating as a public company.

The Company ended December 31, 1998 with total assets of $1.51 billion, a 28% increase from $1.18 billion at December 31, 1997. Total deposits increased 7% in 1998 to $1.06 billion from $995.6 million at year end 1997.

IMPACT OF NEW ACCOUNTING STANDARDS

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 128 "Earnings Per Share", effective with the completion of its reorganization and stock offering. This statement replaced primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The Company's comprehensive income consists of net income and net unrealized gains or losses on securities available for sale.

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which changes the way companies report information about segments of their business on their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity wide disclosures about the products and services an entity provides, the foreign countries in which it holds assets and reports revenues, and its major customers. This statement is effective for fiscal years beginning after December 15, 1997. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment and that SFAS No. 131, therefore, has no impact on its financial statements.

On January 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. This statement does not change the method of accounting for such plans.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard also requires an entity to establish a method, consistent with its approach to managing risk, that it will use to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 with earlier application encouraged. The adoption of this standard, at this time, does not have an impact on the Company's financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE
ABOUT MARKET RISK

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain assets and liabilities, determine the appropriate level of risk given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board's approved guidelines to reduce the vulnerability of operations to changes in interest rates. The asset/ liability committee is comprised of senior management and selected banking officers under the direction of the Board, with senior management responsible for reviewing with the Board its activities and strategies, the effect of those strategies on the net interest margin, the fair value of the portfolio and the effect that changes in interest rates will have on the portfolio and exposure limits.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

In recent years, the Company has used the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of residential monthly and bi-weekly fixed-rate mortgage loans having terms to maturity of not more than twenty years, residential and commercial adjustable-rate mortgage loans, and consumer loans consisting primarily of mobile home loans, home equity loans, education loans, and more recently, recreational vehicle loans; (2) selling substantially all newly originated 25-30 year fixed-rate, residential mortgage loans into the secondary market without recourse and on a servicing retained basis; and (3) investing in shorter term securities which generally bear lower yields as compared to longer term investments, but which better position the Company for increases in market interest rates. During the latter stages of 1998, the Company began to retain some of the newly originated 25-30 year fixed rate, residential mortgage loans in the portfolio and fund them with long-term borrowings as long as an acceptable spread could be obtained. Shortening the maturities of the Company's interest-earning assets by increasing shorter term investments better matches the maturities of the Company's deposit accounts, in particular its certificates of deposit that mature in one year or less, which, at December 31, 1998 totaled $383.5 million, or 33% of total interest-bearing liabilities. These strategies may adversely impact net interest income due to lower initial yields on these investments in comparison to longer term, fixed rate loans and investments. However, management believes that reducing the exposure to interest rate fluctuations will enhance long-term profitability.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At December 31, 1998, the Company's one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was a negative 9.03%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position is likely to experience a decline in net interest income as the cost of its interest-bearing liabilities increase at a rate faster than its yield on interest-earning assets. In comparison, an institution with a positive gap is likely to realize an increase in its net interest income in a rising interest rate environment. Given the Company's existing liquidity position and its ability to sell securities from its available for sale portfolio, management believes that its negative gap position will not have a material adverse effect on its operating results or liquidity position. If interest rates decrease, there may be a positive effect on the Company's interest rate spread and corresponding operating results.The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of the repricing date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 1998, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within the selected time intervals. For adjustable and fixed-rate loans on residential properties, prepayment rates were assumed to range from 7.08% to 26.22% annually. Mortgage related securities were assumed to prepay at rates between 22.08% and 32.58% annually. Savings accounts were assumed to decay at 6.02%, 6.02%, 12.06%, 15.78%, 12.50%, 21.03% and 26.59%; NOW
checking accounts were assumed to decay at 22.20%, 22.20%, 44.39%, 2.33%, 1.84%, 3.11% and 3.93%; and money market savings accounts were assumed to decay at 80.79%, 1.75%, 3.49%, 13.97%, 0%, 0%, and 0% for the periods of three months or less, three to six months, six to twelve months, one to three years, three to five years, five to ten years and more than ten years, respectively. Prepayment and deposit decay rates can have a significant impact on the Company's estimated gap. While the Company believes such assumptions to be reasonable, there can be no assurance that assumed prepayment rates and decay rates will approximate actual future loan prepayment and deposit withdrawal activity.

Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
[LOGO]

                                                                              AMOUNTS MATURING OR REPRICING AS OF DECEMBER 31, 1998
                                             ---------------------------------------------------------------------------------------
                                              LESS THAN           3-6            6 MONTHS
                                              3 MONTHS           MONTHS          TO 1 YEAR          1-3 YEARS          3-5 YEARS
                                                                                                       (Dollars in thousands)
Interest-earning assets:
  Federal funds sold                        $    82,200       $        --         $      --        $       --        $       --
  Mortgage related securities(1)                 38,754            37,099            69,108           144,433            64,249
  Investment securities (1)                      42,580             8,834            41,125            78,378            10,376
  Loans (2)                                      87,738            49,783            94,465           187,569           125,388
  Other(3)                                       10,979                --                --                --                --
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets               262,251            95,716           204,698           410,380           200,013
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Savings accounts                               18,651            18,651            37,740            46,281            36,659
  Interest-bearing checking                     164,898            21,209            42,418             27,29             1,501
  Certificate accounts                          126,007           104,089           153,376            66,675             4,347
  Mortgagor's payments held in escrow             2,856                --               3,491              --                --
  Other borrowed funds                            5,217               109               223            16,953            25,619
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities          317,629           144,058           237,248           157,203            68,126
------------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity                         ($  55,378)       ($  48,342)       ($  32,550)       $  253,177        $  131,887
====================================================================================================================================
Cumulative interest rate  sensitivity gap    ($  55,378)       ($ 103,720)       ($ 136,270)       $  116,907        $  248,794
====================================================================================================================================
Ratio of interest-earning assets to
  interest-bearing liabilities                    82.56%            66.44%            86.28%           261.05%           293.59%
Ratio of cumulative gap to total assets           (3.67)%           (6.87)%           (9.03)%           (7.75)%          16.49%
------------------------------------------------------------------------------------------------------------------------------------

                                         AMOUNTS MATURING OR REPRICING AS OF DECEMBER 31, 1998
                                         -----------------------------------------------------
                                                               OVER 10
                                              5-10 YEARS        YEARS             TOTAL
                                                       (Dollars in thousands)
Interest-earning assets:
  Federal funds sold                         $       --        $      --        $   82,200
  Mortgage related securities(1)                 23,280               --           376,923
  Investment securities (1)                          --              774           182,067
  Loans (2)                                     168,399           35,959           749,301
  Other(3)                                           --            6,627            17,606
-------------------------------------------------------------------------------------------
    Total interest-earning assets               191,679           43,360         1,408,097
-------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Savings accounts                               61,679           77,993           297,654
  Interest-bearing checking                       2,525            3,193           263,038
  Certificate accounts                            3,451               --           457,945
  Mortgagor's payments held in escrow                --            3,000             9,347
  Other borrowed funds                           89,413            5,063           142,597
-------------------------------------------------------------------------------------------
    Total interest-bearing liabilities          157,068           89,249         1,170,581
-------------------------------------------------------------------------------------------
Interest sensitivity                         $   34,611       ($  45,889)       $  237,516
===========================================================================================
Cumulative interest rate  sensitivity gap    $  283,405        $ 237,516
===========================================================================================
Ratio of interest-earning assets to
  interest-bearing liabilities                   122.03%           48.58%           120.29%
Ratio of cumulative gap to total assets          18.78%            15.74%
-------------------------------------------------------------------------------------------

(1)  Amounts shown are amortized cost.

(2) Amounts shown include principal balance net of deferred loan fees and expenses, unamortized premiums and discounts, and non-accruing loans.

(3)  Includes demand balances held at correspondent banks and FHLB stock.

Certain shortcomings are inherent in the method of analysis presented in the GAP Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates, both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

As a result of these shortcomings, the Company focuses more attention on simulation modeling, such as the Net Income and Portfolio Value Analysis discussed below, rather than Gap Analysis. Even though the Gap Analysis reflects a ratio of cumulative gap to total assets within the Company's targeted range of acceptable limits, the net income and net portfolio value simulation modeling is considered by management to be more informative in forecasting future income and economic value trends.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Income and Portfolio Value Analysis. The Company's interest rate sensitivity is also monitored by management through the use of a net income model and a net portfolio value ("NPV") model which generates estimates of the change in the Company's net income and NPV over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets and liabilities. The model assumes estimated loan prepayment rates, reinvestment rates and deposit decay rates similar to the assumptions utilized for the GAP Table. The following sets forth the Company's net income and NPV as of December 31, 1998.

                                    NET INCOME                                NET PORTFOLIO VALUE
  CHANGE IN INTEREST  ---------------------------------------      ---------------------------------------
RATES IN BASIS POINTS  DOLLAR        DOLLAR           PERCENT      DOLLAR          DOLLAR         PERCENT
(RATE SHOCK)           AMOUNT        CHANGE           CHANGE       AMOUNT          CHANGE         CHANGE
                                                    (Dollars in thousands)
 400                  $ 16,311      ($ 2,082)         (11.3)%      $260,922      ($29,852)         (10.3)%
 300                    16,858        (1,535)          (8.3)        268,997       (21,777)          (7.5)
 200                    17,451          (942)          (5.1)        279,055       (11,719)          (4.0)
 100                    17,941          (452)          (2.5)        286,690        (4,084)          (1.4)
Static                  18,393            --             --         290,774            --             --
(100)                   18,794           401            2.2         291,331           557            0.2
(200)                   19,093           700            3.8         293,685         2,911            1.0
(300)                   19,853         1,460            7.9         312,594        21,820            7.5
(400)                   21,004         2,611           14.2         317,429        26,655            9.2

As is the case with the GAP Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in Net Income and NPV requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the Net Income and NPV Table presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the Net Income and NPV Table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1993, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this report, or in the documents incorporated by reference herein, the words "anticipate", "believe", "estimate", "expect", "intend", "may", and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forwardlooking statements are based largely on the expectations of the Company or the Company's management and are subject to a number of risks and uncertainties, including but not limited to, economic, competitive, regulatory, and other factors affecting the Company's operations, markets, products and services, as well as expansion strategies and other factors discussed elsewhere in this report filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control.

Niagara Bancorp, Inc. and Subsidiaries
INDEPENDENT AUDITORS' REPORT
[LOGO]

The Board of Directors

Niagara Bancorp, Inc.:


We have audited the accompanying consolidated statements of condition of Niagara Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Niagara Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

January 19, 1999

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CONDITION

                                                                                     DECEMBER 31
                                                                                1998              1997
(Dollars in thousands)

Assets
     Cash and cash equivalents:
         Cash and due from banks                                            $    29,063       $    13,913
         Federal funds sold and securities purchased under
            resale agreements                                                    82,200            22,700
---------------------------------------------------------------------------------------------------------
                Total cash and cash equivalents                                 111,263            36,613
     Securities available for sale                                              580,751           449,281
     Securities held to maturity                                                   --              17,000
     Loans, net                                                                 744,739           635,396
     Premises and equipment, net                                                 25,247            22,308
     Other assets                                                                46,734            18,428
---------------------------------------------------------------------------------------------------------
                                                                            $ 1,508,734       $ 1,179,026
=========================================================================================================
Liabilities and Stockholders' Equity
     Liabilities:
         Deposits $                                                           1,060,897       $   995,621
         Short-term borrowings                                                    5,549            13,835
         Long-term borrowings                                                   137,048            19,882
         Other liabilities                                                       41,415            19,217
---------------------------------------------------------------------------------------------------------
                                                                              1,244,909         1,048,555
=========================================================================================================
Commitments and contingencies
     Stockholders' equity:
         Preferred stock, $.01 par value, 5,000,000 shares authorized,
            none issued                                                              --                --
         Common stock, $.01 par value, 45,000,000 shares authorized,
            29,756,250 shares issued and outstanding                                298                --
         Additional paid-in capital                                             136,114                --
         Retained earnings, substantially restricted                            136,602           127,941
         Accumulated other comprehensive income                                   4,587             2,530
         Common stock purchased by ESOP                                         (13,776)               --
---------------------------------------------------------------------------------------------------------
                                                                                263,825           130,471
---------------------------------------------------------------------------------------------------------
                                                                            $ 1,508,734       $ 1,179,026
=========================================================================================================

See accompanying notes to consolidated financial statements.

Niagara Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
[LOGO]

                                                                 YEARS ENDED DECEMBER 31
                                                             1998          1997          1996
(In thousands)
Interest income:
     Real estate loans                                      $47,860      $44,540      $40,440
     Other loans                                              7,466        7,029        6,845
     Securities                                              32,693       29,267       26,120
     Federal funds sold and securities purchased
       under resale agreements                                3,344        1,079        1,293
     Other                                                      739          448          364
---------------------------------------------------------------------------------------------
          Total interest income                              92,102       82,363       75,062
---------------------------------------------------------------------------------------------
Interest expense:
     Deposits                                                44,034       43,385       39,814
     Borrowings                                               3,932        1,593          841
---------------------------------------------------------------------------------------------
          Total interest expense                             47,966       44,978       40,655
---------------------------------------------------------------------------------------------
Net interest income                                          44,136       37,385       34,407
Provision for credit losses                                   2,084        1,493        2,187
---------------------------------------------------------------------------------------------
     Net interest income after provision
          for credit losses                                  42,052       35,892       32,220
---------------------------------------------------------------------------------------------
Noninterest income:
     Banking service charges and fees                         3,791        3,085        2,468
     Loan fees                                                1,736        1,147        1,027
     Insurance services and fees                              1,120        1,007          898
     Net gain on sale of securities available for sale          138          910          576
     Other                                                    2,397          647          783
---------------------------------------------------------------------------------------------
          Total noninterest income                            9,182        6,796        5,752
---------------------------------------------------------------------------------------------
Noninterest expense:
     Salaries and employee benefits                          15,900       13,119       11,477
     Occupancy and equipment                                  3,388        2,587        2,125
     Technology and communications                            3,166        3,080        2,565
     Marketing and advertising                                1,543        1,398        1,355
     Charitable contributions                                 6,849          176          115
     Other                                                    5,100        4,818        3,289
---------------------------------------------------------------------------------------------
          Total noninterest expense                          35,946       25,178       20,926
---------------------------------------------------------------------------------------------
          Income before income taxes                         15,288       17,510       17,046
Income taxes                                                  4,906        6,259        6,278
---------------------------------------------------------------------------------------------
          Net income                                        $10,382      $11,251      $10,768
=============================================================================================

Earnings per common share (note 1(k))
See accompanying notes to consolidated financial statements.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERSO EQUITY

                                                                             YEARS ENDED DECEMBER 31
                                                                          1998          1997          1996
(In thousands)
Net income                                                            $ 10,382      $ 11,251      $ 10,768
Other comprehensive income, net of income taxes:
     Unrealized gains (losses) on securities arising during year         2,138         4,093        (2,418)
     Less: Reclassification adjustment for gains on
          sales of securities included in net income                        81           537           340
----------------------------------------------------------------------------------------------------------
               Total other comprehensive income (loss)                   2,057         3,556        (2,758)
----------------------------------------------------------------------------------------------------------
               Total comprehensive income                             $ 12,439      $ 14,807      $  8,010
==========================================================================================================

See accompanying notes to consolidated financial statements.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERSO EQUITY

                                                                      Years ended December 31, 1998, 1997 and 1996
                                                                                                         Accumulated
                                                            Additional                                      Other
                                              Common         Paid-In        Retained        ESOP        Comprehensive
                                               Stock         Capital        Earnings       Shares        Income(Loss)       Total

(In thousands)
Balances at January 1, 1996                  $      --      $      --       $ 105,922     $      --       $   1,732       $ 107,654
Net income                                          --             --          10,768            --              --          10,768
Unrealized loss on securities available for
  sale, net of reclassification adjustment          --             --              --            --          (2,758)         (2,758)
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                       --             --         116,690            --          (1,026)        115,664
Net income                                          --             --          11,251            --              --          11,251
Unrealized gain on securities available for
  sale, net of reclassification adjustment          --             --              --            --           3,556           3,556
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                       --             --         127,941            --           2,530         130,471
Net income                                          --             --          10,382            --              --          10,382
Unrealized gain on securities available for
  sale, net of reclassification adjustment          --             --              --            --           2,057           2,057
Issuance of common stock (29,351,204 shares)       298        132,092              --            --              --         132,390
Charitable contribution of common stock to
  Lockport Savings Bank Foundation
    (405,046 shares)                                --          4,051              --            --              --           4,051
Common stock acquired by ESOP
  (1,080,124 shares)                                --             --              --       (14,298)             --         (14,298)
ESOP shares released (39,406 shares)                --            (29)             --           522              --             493
Common stock dividends of $.03 per share            --             --          (1,721)           --              --          (1,721)
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                $     298      $ 136,114       $ 136,602     $ (13,776)      $   4,587       $ 263,825
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Niagara Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
[LOGO]

                                                                             YEARS ENDED DECEMBER 31
                                                                     1998            1997            1996
(In thousands)
Cash flows from operating activities:
  Net income                                                      $  10,382       $  11,251       $  10,768
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Amortization (accretion) of fees and discounts, net               519            (279)           (717)
      Depreciation of premises and equipment                          2,482           2,256           1,911
      Provision for credit losses                                     2,084           1,493           2,187
      Other provisions for losses                                       (48)            339              23
      Net gain on sale of securities available for sale                (138)           (910)           (576)
      ESOP compensation expense                                         493            --              --
      Charitable contribution to
        Lockport Savings Bank Foundation                              4,051            --              --
      Deferred income taxes                                          (2,380)           (324)           (387)
      (Increase) decrease in other assets                            (1,302)         (3,234)          2,630
      Increase in other liabilities                                  21,337           2,378           2,661
------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                    37,480          12,970          18,500
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sales of securities available for sale                5,266          75,158          41,727
  Proceeds from maturities of securities:
    Available for sale                                               26,212          11,175          27,215
    Held to maturity                                                 17,000         220,100         258,400
  Principal payments on securities available for sale               154,692          47,379          35,522
  Purchases of securities:
    Available for sale                                             (314,395)       (166,345)       (176,810)
    Held to maturity                                                   --          (199,100)       (249,700)
  Net increase in loans                                            (110,438)        (36,394)        (65,123)
  Purchase of bank-owned life insurance                             (25,000)           --              --
  Other, net                                                         (7,554)        (13,034)         (2,534)
------------------------------------------------------------------------------------------------------------
        Net cash used by investing activities                      (254,217)        (61,061)       (131,303)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase in deposits                                           65,276          66,776          57,591
  Proceeds (repayments) of short-term borrowings                    (13,234)        (13,173)         27,008
  Proceeds from long-term borrowings                                122,509          14,948           5,000
  Repayments of long-term borrowings                                   (395)            (66)           --
  Net proceeds from issuance of common stock                        132,390            --              --
  Purchase of common stock by ESOP                                  (14,298)           --              --
  Dividends paid on common stock                                       (861)           --              --
------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                   291,387          68,485          89,599
------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents         74,650          20,394         (23,204)
Cash and cash equivalents at beginning of year                       36,613          16,219          39,423
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $ 111,263       $  36,613       $  16,219
============================================================================================================
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                  $   3,554       $   3,870       $   6,597
    Interest expense                                                 49,589          44,693          40,485
============================================================================================================

See accompanying notes to consolidated financial statements.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1998, 1997 and 1996

(1) BASIS OF PRESENTATION

As more fully described in note 2, Niagara Bancorp, Inc. (the Company), a Delaware incorporated bank holding company, is the parent of Lockport Savings Bank (the Bank), a New York chartered FDIC insured savings bank, and subsidiaries pursuant to the plan of reorganization and stock offering on April 17, 1998. The accounting and reporting policies of the Company conform to general practices within the banking industry and to generally accepted accounting principles. The following is a description of the more significant accounting policies.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, the Bank and its subsidiaries: LSB Associates, Inc., an agent for third party mutual fund and annuity sales; LSB Realty, Inc., a real estate development company; LSB Funding, Inc., a real estate investment trust; and LSB Securities, Inc., a securities investment company. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, federal funds generally sold for one to three day periods, and securities purchased under resale agreements generally sold within 90 days.

(C)INVESTMENT SECURITIES

Debt securities and marketable equity securities are classified as either available for sale or held to maturity. Held to maturity securities are those that the Company has the positive intent and ability to hold to maturity. All other securities are classified as available for sale.

Securities available for sale are carried at fair value with unrealized gains and losses, net of the related deferred tax effect, excluded from earnings and reported as a component of accumulated other comprehensive income in stockholders' equity. Realized gains and losses are determined using the specific identification method.

Securities held to maturity are recorded at cost with discounts accreted and premiums amortized to maturity using a method that approximates level-yield. If permanent impairment of a security exists, that security is written down to fair value with a charge to earnings.

(D)LOANS

Loans are stated at the principal amount outstanding, adjusted for net unamortized deferred fees and costs which are accrued to income on the interest method. Accrual of interest income on loans is discontinued after payments become ninety days or more delinquent, unless the status of a particular loan clearly indicates earlier discontinuance is more appropriate. All uncollected interest income previously recognized on non-accrual loans is reversed and subsequently recognized only to the extent payments are received. In those instances where there is doubt as to the collectibility of principal, interest payments are applied to principal. Loans are generally returned to accrual status when principal and interest payments are current, full collectibility of principal and interest is reasonably assured and a consistent record of performance, generally six months, has been demonstrated.

Purchased loans are recorded at cost with premiums or discounts amortized to expense or accreted to income using the interest method over the estimated life of the loans. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or market. Net unrealized losses are recognized through a valuation allowance by charges to earnings.

(E) REAL ESTATE OWNED

Real estate owned consists of property acquired in settlement of loans which are initially valued at the lower of cost or fair value based on appraisals at foreclosure and are periodically adjusted to the lower of adjusted cost or net realizable value throughout the remaining period.

(F) ALLOWANCE FOR CREDIT LOSSES
The allowance for credit losses is established through charges to earnings. Management's determination of the balance of the allowance is based on many factors including credit evaluation of the loan portfolio, current and expected economic conditions and past loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses and may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Such loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the underlying collateral if the loan is collateral dependent. The Company excludes smaller-balance homogeneous loans that are collectively evaluated for impairment, including one- to four-family residential mortgage loans, student loans and consumer loans, other than those modified in a troubled debt restructuring.

Niagara Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[LOGO]

(G)  PREMISES AND EQUIPMENT

Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the life of the improvements or the lease term.

(H)  EMPLOYEE BENEFITS

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosures about Pension and Other Postretirement Benefits. This statement revises employers' disclosures about pension and other postretirement benefit plans. This statement does not change the method of accounting for such plans.

The Company maintains a non-contributory, qualified, defined benefit pension plan that covers substantially all employees meeting age and service requirements. The actuarially determined pension benefits in the form of a life annuity are based on the employee's combined years of service, age and compensation.

The Company's policy is to fund the minimum amount required by government regulations. The Company also provides certain post-retirement benefits, principally health care and group life insurance, to certain employees and their beneficiaries and dependents. The Company accrues for the expected cost of providing these post-retirement benefits during an employee's active years of service.

(I)  INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(J)  TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF
     LIABILITIES

In 1997, the Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS No. 125 did not have a material impact on the Company's financial position, results of operations, or liquidity.

(K)  EARNINGS PER SHARE

The Company adopted SFAS No. 128, Earnings Per Share (EPS), effective with the completion of the reorganization and stock offering. This statement replaced primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. EPS is not presented in these financial statements since the Company completed its offering on April 17, 1998.

(L)  COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income for the Company consists of net income and net unrealized gains and losses on securities and is presented in the consolidated statements of stockholders' equity and comprehensive income.

(M)  SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way companies report information about segments of their business on their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity wide disclosures about the products and services an entity provides, the foreign countries in which it holds assets and reports revenues, and its major customers. This statement is effective for fiscal years beginning after December 15, 1997. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment and that SFAS No. 131 therefore has no impact on its financial statements.

(N)  NEW ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard also requires an entity to establish a method, consistent with its approach to managing risk, that it will use to assess the

Niagara Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[LOGO]

effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. This statement is effective for fiscal years beginning after June 15, 1999 with earlier application encouraged. The adoption of this standard, at this time, does not have an impact on the Company's financial condition or results of operations.

(O)  USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(P)  RECLASSIFICATIONS

Certain reclassifications were made to the 1997 and 1996 financial statements to conform them to the 1998 presentation.

(2)  REORGANIZATION AND STOCK OFFERING

The Company was organized in December 1997 by the Bank in connection with the conversion of the Bank from a New York chartered mutual savings bank to a New York chartered stock savings bank and the reorganization to a two-tiered mutual holding company. The Company was formed for the purpose of acquiring all of the capital stock of the Bank upon completion of the reorganization. As part of the reorganization, the Company sold approximately 43.5% of the shares of its common stock to eligible depositors of the Bank (the offering) and issued approximately 53.3% of the Company's shares of common stock to Niagara Bancorp, MHC (the MHC), a state-chartered mutual holding company incorporated in New York. Concurrent with the close of the offering, 1.9% of the shares were issued to the Bank's employee stock ownership plan (ESOP) and 1.3% of the shares were issued to establish the Lockport Savings Bank Foundation (the Foundation). The reorganization and offering were completed on April 17, 1998. Prior to that date, the Company had no assets and no liabilities. The financial statements presented for periods prior to the reorganization are for the Bank as the predecessor entity to the Company.

Completion of the offering resulted in the issuance of 29,756,250 shares of common stock at $10.00 per share. Costs related to the offering, primarily marketing fees paid to investment banking firms, professional fees, registration fees, and printing and mailing costs, were $2.5 million and, accordingly, net offering proceeds were $132.4 million. The Company contributed 50% of that amount, or $66.2 million, to purchase all of the common stock of the Bank. Net offering proceeds retained by the Company were used to fund a $14.3 million loan to the ESOP and to acquire $51.9 million in short-term investments.

As part of the reorganization and conversion, the Company established the Foundation which is dedicated exclusively to supporting charitable causes and community development activities in Western New York. In addition to the $4.1 million (405,046 shares) of common stock contributed by the Company, the Bank contributed $2.7 million in cash to the Foundation. As a result, a pre-tax, one-time charge of $6.8 million is reflected in the 1998 results of operations for this contribution, which is tax deductible, subject to an annual limitation based upon the Company's taxable income.

The Bank established a liquidation account, as of the date of conversion, in the amount of $126.7 million, equal to its net worth as of the date of the latest consolidated statement of financial condition appearing in the final prospectus. The liquidation account is maintained for the benefit of eligible pre-conversion account holders who continue to maintain their accounts at the Bank after the date of conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled, under New York State Law, to receive a distribution from the liquidation account in an amount equal to their current adjusted account balances for all such depositors then holding qualifying deposits in the Bank.

(3)  SECURITIES PURCHASED UNDER RESALE AGREEMENTS

The Company enters into agreements with large securities dealers to purchase residential and commercial mortgage loans, mortgage-backed securities and U.S. Treasury Notes and to resell substantially identical securities, generally within 90 days. Such agreements at December 31, 1998 and 1997, consist of mortgage loans and U.S. Treasury Notes, have a weighted average rate of 5.95% and 6.07%, respectively, and have original maturities of 90 days or less. No material amount of agreements were outstanding with any individual dealer.

The securities underlying the agreements are book-entry securities and were delivered into the Company's account maintained at the Federal Home Loan Bank of New York, or into a third-party custodian's account designated by the Company under a written custodial agreement that explicitly recognizes the Company's interest in the securities. Mortgage loans underlying the agreements are held in safekeeping by the seller on behalf of the Company. Securities purchased under resale agreements averaged approximately $18.0 million during 1998 and $11.1 million during November and December of 1997 when the Bank began entering into the agreements. The maximum amount outstanding at any month-end during 1998 and 1997 was $25.0 million and $15.0 million, respectively.

Niagara Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[LOGO]

(4)  SECURITIES AVAILABLE FOR SALE

The amortized cost, unrealized gains and losses and approximate fair value of securities available for sale at December 31, 1998 are summarized as follows (in thousands):

==========================================================================================
Debt securities:
  U.S. Treasury                   $  66,463      $   1,263       $      --       $  67,726
  States and political
    subdivisions                      1,095             99              (3)          1,191
  Corporate                           6,958            150              --           7,108
------------------------------------------------------------------------------------------
                                     74,516          1,512              (3)         76,025
------------------------------------------------------------------------------------------
Mortgage-related securities:
  Collateralized mortgage
    obligations                     264,524            867            (824)        264,567
  Government National
    Mortgage Association             21,732            741              (1)         22,472
  Federal National
    Mortgage Association             18,126            234              --          18,360
  Freddie Mac                        86,492          1,109             (25)         87,576
------------------------------------------------------------------------------------------
                                    390,874          2,951            (850)        392,975
------------------------------------------------------------------------------------------
Asset-backed securities:
  Home equity                        86,571            136             (60)         86,647
  Student loans                       7,444             --             (73)          7,371
------------------------------------------------------------------------------------------
                                     94,015            136            (133)         94,018
------------------------------------------------------------------------------------------
Equity securities:
  Common stock                       13,570          4,563            (400)         17,733
------------------------------------------------------------------------------------------
    Total                         $ 572,975      $   9,162       $  (1,386)      $ 580,751
==========================================================================================

Scheduled contractual maturities of securities, other than equity securities, at December 31, 1998 are as follows (in thousands):


==============================================================
Within one year                         $ 35,854      $ 36,282
After one year through five years         81,735        83,011
After five years through ten years        59,054        59,258
After ten years                          382,762       384,467
--------------------------------------------------------------
  Total                                 $559,405      $563,018
==============================================================

The amortized cost, unrealized gains and losses and approximate fair value of securities available for sale at December 31, 1997 are summarized as follows(in thousands):

==========================================================================================
Debt securities:
  U.S. Treasury                   $  84,877      $     921       $     (47)      $  85,751
  States and political
    subdivisions                      1,760            110              --           1,870
  Corporate                           6,933            121              --           7,054
------------------------------------------------------------------------------------------
                                     93,570          1,152             (47)         94,675
------------------------------------------------------------------------------------------
Mortgage-related securities:
  Collateralized mortgage
    obligations                     100,037            673            (746)         99,964
  Government National
    Mortgage Association             31,515          1,091              (7)         32,599
  Federal National
    Mortgage Association             24,282            223             (22)         24,483
  Freddie Mac                       114,922          1,108            (121)        115,909
------------------------------------------------------------------------------------------
                                    270,756          3,095            (896)        272,955
------------------------------------------------------------------------------------------
Asset-backed securities:
  Home equity                        61,983             36             (78)         61,941
  Student loans                       9,475             --             (24)          9,451
  Auto                                3,515             15              --           3,530
------------------------------------------------------------------------------------------
                                     74,973             51            (102)         74,922
------------------------------------------------------------------------------------------
Equity securities:
  Common stock                        5,693          1,170            (134)          6,729
------------------------------------------------------------------------------------------
    Total                         $ 444,992      $   5,468       $  (1,179)      $ 449,281
==========================================================================================

Gross realized gains and losses on sales of securities available for sale are summarized as follows (in thousands):

Realized gains       $   138      $ 1,195       $   896
Realized losses           --         (285)         (320)
==============================================================

At December 31, 1998, approximately $5.0 million of U.S. Treasury Notes were pledged under a collateral agreement with the Federal Reserve Treasury, Tax and Loan Program. In addition, $10.0 million of U.S. Treasury Notes and $72.7 million of mortgage related securities were pledged as collateral under reverse repurchase agreements at December 31,1998.

[LOGO]
Niagara Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)  SECURITIES HELD TO MATURITY

The Company's held to maturity securities consisted of money market preferred stock which matured approximately every 49 days. Cost approximates fair value at December 31, 1997. In 1998, the proceeds from the maturities of those securities were otherwise reinvested. Each maturity and subsequent reinvestment in the stock during the year is included in the accompanying consolidated statements of cash flows as maturities and purchases, respectively. There were no sales of, or transfers to or from, securities classified as held to maturity in either 1998 or 1997.

(6)  LOANS

Loans receivable at December 31, 1998 and 1997 consist of the following (in thousands):

==================================================================
Real estate:
  Residential conventional              $ 456,197       $ 392,846
  Residential home equity                  15,520          13,587
  Commercial                              171,365         151,266
  Construction                             19,476          10,791
------------------------------------------------------------------
    Total real estate loans               662,558         568,490
  Consumer installment                     79,059          65,668
  Commercial business                       6,616           4,893
------------------------------------------------------------------
    Total loans                           748,233         639,051
  Net deferred costs and discounts          4,516           3,266
  Allowance for credit losses              (8,010)         (6,921)
------------------------------------------------------------------
    Loans, net                          $ 744,739       $ 635,396
==================================================================

Non-accrual loans amounted to $3,296,000, $3,047,000 and $4,718,000 at December 31, 1998, 1997, and 1996, respectively, representing .43%, .47% and .78% of total loans. Interest income that would have been recorded if the loans had been performing in accordance with their original terms amounted to $286,000, $245,000 and $325,000 in 1998, 1997 and 1996, respectively.

Mortgage loans sold amounted to $52.2 million, $33.8 million, and $26.1 million for the years ending December 31, 1998, 1997, and 1996, respectively. Servicing fee income included in loan fees in the consolidated statements of income amounted to $482,000, $424,000, and $363,000 in 1998, 1997, and 1996,
respectively.

Mortgages serviced for others by the Company amounted to $170.1 million and $152.5 million at December 31, 1998 and 1997, respectively.

At December 31, 1998, the Company had outstanding commitments to originate loans of approximately $65.5 million with $31.0 million at fixed rates and $34.5 million at variable rates.

Changes in the allowance for credit losses in 1998, 1997 and 1996 were as follows (in thousands):

====================================================================
Balance, beginning of year       $ 6,921       $ 6,539       $ 4,707
Provision for credit losses        2,084         1,493         2,187
Charge-offs                       (1,252)       (1,362)         (436)
Recoveries                           257           251            81
--------------------------------------------------------------------
Balance, end of year             $ 8,010       $ 6,921       $ 6,539
====================================================================

Approximately 97% of the Company's mortgage and consumer loans are in New York State. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in this primary market area.

(7)  PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1998 and 1997 follows (in thousands):

=========================================================
Land                             $  1,049       $  1,049
Buildings and improvements         20,244         17,230
Furniture and equipment            17,127         14,820
--------------------------------------------------------
                                   38,420         33,099
Accumulated depreciation
  and amortization                (13,173)       (10,791)
--------------------------------------------------------
    Premises and equipment, net  $ 25,247       $ 22,308
=========================================================

Minimum rental commitments for premises and equipment under noncancellable operating leases at December 31, 1998 total approximately $700,000 annually through 2003. Real estate taxes, insurance and maintenance expenses related to these leases are obligations of the Bank. Rent expense was $597,000, $534,000, and $414,000 in 1998, 1997, and 1996, respectively, and is included in occupancy and equipment expense.

Niagara Bancorp, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[LOGO]

(8)  Deposits

Deposits consist of the following at December 31, 1998 and 1997

(in thousands):

===========================================================================================
Savings accounts            $  297,654               3.00%   $  297,020               3.34%
Certificates of
  deposit maturing:
  Within 1 year                383,472               5.53       355,534               5.52
  After 1 year,
    through 2 years             51,133               5.53       118,162               6.63
  After 2 years,
    through 3 years             15,542               5.94        16,375               6.41
  After 3 years,
    through 4 years              3,555               5.43         9,151               6.46
  After 4 years,
    through 5 years                792               5.38           740               5.73
  After 5 years                  3,451               5.84         2,464               6.06
-------------------------------------------------------------------------------------------
                               457,945               5.54       502,426               5.83
-------------------------------------------------------------------------------------------
Checking accounts:
  Non-interest bearing          32,914                 --        27,689                 --
  Interest-bearing:
    NOW accounts                81,249               1.50        65,756               2.00
    Money market
      accounts                 181,789               4.25        93,984               4.24
-------------------------------------------------------------------------------------------
                               295,952                          187,429
-------------------------------------------------------------------------------------------
Mortgagors' payments
  held in escrow                 9,346               2.00         8,746               2.00
-------------------------------------------------------------------------------------------
      Total                 $1,060,897               4.09%   $  995,621               4.49%
===========================================================================================

Interest rates on certificates of deposit generally range from 3.20% to 9.50% at December 31, 1998.

Interest expense on deposits in 1998,1997 and 1996 is summarized as follows (in thousands):

==============================================================
Savings accounts             $ 9,575      $10,124      $10,353
Certificates of deposit       27,447       29,426       26,432
NOW accounts                     984        1,120          955
Money market accounts          5,863        2,561        1,916
Mortgagors' payments
  held in escrow                 165          154          158
--------------------------------------------------------------
        Total                $44,034      $43,385      $39,814
==============================================================

Certificates of deposit issued in amounts over $100,000 amounted to $80.5 million, $88.6 million, and $83.9million at December 31, 1998, 1997 and 1996, respectively. Interest expense thereon approximated $4.9 million, $5.2 million, and $4.6 million in 1998, 1997 and 1996, respectively.

(9)  OTHER BORROWED FUNDS

The Company has a $132.5 million line of credit with the Federal Home Loan Bank
(FHLB), secured by FHLB stock, various investment securities and the residential mortgage portfolio, which provides a secondary funding source for lending, liquidity, and asset/liability management. During 1998, the Company implemented a strategy to lock in lower funding rates utilizing long-term FHLB advances and reverse repurchase agreements.

The Company also pledged, to the FHLB and to broker-dealers, U.S. Treasury Notes and various mortgage related securities as collateral under the reverse repurchase agreements. These agreements are treated as financing transactions and the obligations to repurchase are reflected as a liability in the consolidated financial statements. The dollar amount of securities underlying the agreements remains in the asset account. The securities underlying the agreements are delivered to the dealer with whom each transaction is executed. The dealers, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their business, agree to resell to the Company the same securities at the maturities of the agreements. The Company retains the right of substitution of collateral throughout the terms of the agreements. Scheduled maturities of the agreements at December 31, 1998 are as follows:
1999, $5,110,000; 2002, $4,948,000; 2003, $10,000,000; and 2008, $57,000,000.

Information relating to outstanding borrowings at December 31, 1998 and 1997 is summarized as follows (in thousands):

============================================================
Short-term borrowings:
  Current portion of long-term
    FHLB advances                     $    439      $     --
  Reverse repurchase agreements          5,110        13,835
------------------------------------------------------------
                                         5,549        13,835
------------------------------------------------------------
Long-term borrowings:
  Long-term FHLB advances,
    bearing fixed interest rates
    from 5.04% to 6.59% at
    December 31, 1998                   65,100        14,934
  Reverse repurchase agreements         71,948         4,948
------------------------------------------------------------
                                       137,048        19,882
------------------------------------------------------------
    Total                             $142,597      $ 33,717
============================================================